Form 10-K, Exhibit 13
period 1995-12-31
FAFCO INC
filed 1996-04-01
CIK 352956

                                       FAFCO, Inc.

1995 Annual Report

a manufacturer of polymer heat exchangers

FAFCO, Inc. designs, manufactures, and markets heat exchangers made primarily of polymers for use in solar swimming pool heating and for thermal energy storage. FAFCO markets its swimming pool products in the United States and overseas through independent distributors who sell directly to end users. The Company markets its IceStor? products in the United States through independent manufacturers' representatives. The Company has also licensed its IceStor? products overseas. In addition, the Company sells certain electronic products to automate swimming pool functions which reduce the time and costs associated with the swimming pool operation.

FAFCO has manufactured over one million polymer heat exchangers since its incorporation in 1972. The heat exchangers are made using proprietary and patented processing technology. The Company is the largest manufacturer of solar pool heating systems in the United States.

In 1987, FAFCO introduced IceStor?, a static glycol ice builder for the thermal storage market. The FAFCO IceStor? utilizes a variation of the Company's polymer heat exchanger placed in a galvanized steel container. The IceStor? products, a demand-side management tool for electric utilities, use chilled glycol flowing through the heat exchanger to convert a static volume of water in the container to ice. The ice is made at night using less expensive
(C)off-peaka power. The cooling energy stored in the ice is then reclaimed the next day during (C)peak periodsa to provide space or process cooling. The result is lowered cooling costs.

FAFCO's products are manufactured and marketed with a common founding strategy outlined below:

The choice of markets where high market share or growth are likely.

A high value-added manufacturing process that minimizes direct labor in favor of proprietary processes.

An effort to maximize gross margin based on sophisticated manufacturing in high volume to enable economies of scale.

Experienced management whose capabilities exceed the immediate demands of the business.

A resolution to combine the foregoing to build a large and successful enterprise.

Letter to Shareholders

Dear Shareholder:

Nineteen ninety-five has proven to be one of the most challenging years in FAFCO, Inc.'s twenty-six year history. FAFCO, Inc. recorded a net loss of $1,918,300 on net sales of $7,876,100. This compared with a profit of $454,500 and net sales of $10,526,000 in 1994.

There were principally two reasons for FAFCO's loss. Ice storage sales that had grown aggressively for several years declined 31.8% in 1995. The decline was caused in large part by deregulation of certain electric utilities, which can cause the reduction or the elimination of ice storage incentive programs. In addition, solar sales declined 20.4%. Total sales in 1995 were off $2,649,900 (25.2%) compared with 1994.

The following measures have been taken to improve operating results:

We have reduced our number of employees from a high of 74 in July 1995 to 48 as of January 31, 1996.

Monthly fixed expenses have been reduced by 32% from their peak in July 1995 and are at roughly the same level as in 1994.

 We hope to increase solar sales by introducing our first new solar panel since 1976. In addition, we are introducing a new solar heating system for above-ground pools and initiating more sales outside of California and Florida.

We are seeking to increase thermal energy storage sales of our IceStor? product through efforts of a regional salesman hired in 1995 and emphasis on regionally attractive markets and by focusing on international business that has strong potential.

Although I am delighted to put 1995 behind us, there were a number of accomplishments. New products were designed, prototyped, and readied for market. New production machines were designed and built. Productivity as measured by sales per employee increased substantially to reach $165,000 per employee.

The foregoing, combined with the support of our bank and the raising of $325,000 additional subordinated debt, make me optimistic that FAFCO can recover from the financial setbacks of 1995 and show improved results in 1996.

Early indications in 1996 are positive. FAFCO's resilience under considerable pressure is entirely due to the remarkable resourcefulness, dedication, and spirit of each and every one of our employees, for which I am grateful.

                 Sincerely,
                 Freeman A. Ford

                 President

Consolidated Balance Sheet

December 31,                                                               1995             1994
Assets
Current assets:
   Cash and cash equivalents                                          $    126,200        $   338,000
   Accounts receivable, less allowance for doubtful
        accounts of $463,900 in 1995 and $469,100 in 1994                1,149,600          2,551,200
   Current portion of long-term notes receivable                            64,000             14,500
   Inventories                                                             717,200            843,200
   Prepaid expenses and other current assets                               145,500            116,900
   Other accounts receivable                                                                   15,000
   Deferred tax asset, net of allowance                                    125,200            140,600

Total current assets                                                     2,327,700          4,019,400

Plant and equipment, at cost                                             2,345,100          2,286,500
Less accumulated depreciation and amortization                         (2,085,900)        (1,907,200)

                                                                           259,200            379,300

Notes receivable and other assets (net)                                    327,700             33,900
Deferred tax asset, net of allowance                                       485,800            470,400

Total assets                                                          $  3,400,400        $ 4,903,000

Liabilities and shareholders' equity

Current liabilities:
   Note payable to bank                                               $    751,300        $
   Accounts payable and other accrued expenses                             949,100          1,193,100
   Accrued compensation and benefits                                       188,900            161,900
   Accrued warranty expense                                                216,000            247,000
   Income taxes payable                                                     45,800

Total current liabilities                                                2,105,300          1,647,800

Convertible subordinated notes ($425,000 was owed
    to related parties in 1995 and 1994)                                   600,000            600,000
Other non-current liabilities                                               80,400            125,100

Total liabilities                                                        2,785,700          2,372,900

Shareholders' equity:
   Preferred Stock-authorized 1,000,000 shares of $1.00
        par value, none of which has been issued
   Common Stock-authorized 10,000,000 shares of $0.125 par value;
        3,112,687 issued and outstanding in 1995 and
        3,100,887 issued and outstanding in 1994                           389,000            387,600
   Capital in excess of par value                                        5,035,600          5,034,100
   Notes receivable secured by Common Stock                               (75,100)           (75,100)
   Deficit                                                             (4,734,800)        (2,816,500)

Total shareholders' equity                                                 614,700          2,530,100

Commitments and contingent liabilities

Total liabilities and shareholders' equity                            $  3,400,400        $ 4,903,000

Consolidated Statement of Operations

Year Ended December 31,                                                    1995            1994            1993
Net sales                                                              7,876,100        10,526,000      9,352,200

Other income (expense)                                                    39,700           108,800       (69,900)

Total revenues                                                         7,915,800        10,634,800      9,282,300

Cost of goods sold                                                     5,637,900         6,542,900      5,563,800
Marketing and selling expense                                          2,137,200         1,767,500      1,546,900
General and administrative expense                                     1,502,000         1,257,100      1,361,100
Research and development expense                                         460,100           484,300        479,400
Net interest expense                                                      95,300            79,400         76,900

Total costs and expenses                                               9,832,500        10,131,200      9,028,100

Income (loss) before income taxes and
   extraordinary item                                                (1,916,700)           503,600        254,200
Provision for income taxes                                                 1,600            49,100        116,700

Income (loss) before cumulative effect of change in
    method of accounting for income taxes                            (1,918,300)           454,500        137,500

Cumulative effect of change in method
   of accounting for income taxes                                                                         717,400

Net income (loss)                                                    (1,918,300)           454,500        854,900


Primary net income (loss) per share before cumulative
   effect of change in accounting principle                               $   (0.62)       $     0.13     $     0.04
Primary net income per share from change in method of
   accounting for income taxes                                                                                  0.22

Primary net income (loss) per share                                       $   (0.62)       $     0.13     $     0.26

Fully diluted net income (loss) per share before cumulative
   effect of change in accounting principle                               $   (0.62)       $     0.13     $     0.05
Fully diluted net income per share from change in method of
   accounting for income taxes                                                                                  0.19

Fully diluted net income (loss) per share                                 $   (0.62)       $     0.13     $     0.24

The accompanying notes are an integral part of this statement.

Consolidated Statement of Shareholders' Equity

Notes Receivable
                                               Number                     Capital in       Secured by         Retained
                                                of         Common         Excess of          Common           Earnings
                                               Shares       Stock         Par Value           Stock           (Deficit)
Balance at December 31, 1992              3,051,755     $381,500         $5,026,600       $(105,700)        $(4,125,900)
Net income for the year                                                                                          854,900
Payment of notes receivable
   secured by Common Stock                                                                     6,600



Balance at December 31, 1993              3,051,755      381,500          5,026,600         (99,100)         (3,271,000)
Net income for the year                                                                                          454,500
Cancellation of shares and
   related notes receivable                (32,000)      (4,000)           (20,000)           24,000
Cancellation of shares in satisfaction
   of other notes receivable               (11,218)      (1,400)            (7,000)
Issuance of shares pursuant to
   exercise of Directors' Warrants           15,000        1,900              5,600
Issuance of shares under the 1981
   Employee Incentive Stock Option Plan      77,850        9,700             29,200
Cancellation of shares pursuant to a
   rescission offer                           (500)        (100)              (300)



Balance at December 31, 1994              3,100,887     $387,600         $5,034,100         (75,100)         (2,816,500)
Net loss for the year                                                                                        (1,918,300)
Cancellation of shares in satisfaction
   of other notes receivable                (3,000)        (400)            (4,100)
Issuance of shares under the 1981
   Employee Incentive Stock Option Plan       8,800        1,100              3,300
Issuance of shares under the 1991
   Employee Incentive Stock Option Plan       6,000          700              2,300

Balance at December 31, 1995              3,112,687     $389,000         $5,035,600        $(75,100)        $(4,734,800)



The accompanying notes are an integral part of this statement.

Consolidated Statement of Cash Flows

Year Ended December 31,                                                    1995            1994            1993
Cash flow from operating activities:
   Net (loss) income                                                 (1,918,300)           454,500        854,900

   Adjustments to reconcile net income (loss) to net
        cash provided by (used in) operating activities:
        Depreciation                                                     178,700           169,400        156,400
        Allowance for doubtful accounts                                   33,900            51,700         97,200
        Provision for inventory reserve                                  105,800             (800)       (30,800)
        Loss on disposition of fixed assets                               22,700
        Cumulative effect of change in method
          of accounting for income taxes                                                                (717,400)
        Change in assets and liabilities:
          Change in receivables                                        1,367,800         (372,400)      (394,100)
          Change in inventories                                           20,200          (86,200)       (93,000)
          Change in prepaid expenses                                    (28,600)            55,900       (80,000)
          Change in deferred tax assets                                                        700        105,700
          Change in other assets                                       (333,000)             9,900         40,800
          Change in payables and accrued expenses                      (288,900)            63,800        111,800
          Change in other non-current liabilities                       (27,800)           (6,300)         73,600

Net cash (used in) provided by operations                              (867,500)           340,200        125,100

Cash flow from investing activities:

   Purchase of fixed assets                                             (81,300)         (104,900)      (209,400)

Net cash used in investing activities                                   (81,300)         (104,900)      (209,400)

Cash flow from financing activities:

   Repayment of notes receivables secured
        by common stock                                                                                     6,600
   Proceeds from sale of common stock                                      7,400            46,000
   Proceeds from borrowings                                              751,300
   Repayment of borrowings ($250,000 was repaid
        to a related party in 1993)                                     (21,700)          (19,300)      (251,400)
   Net cash provided by (used in) financing activities                   737,000            26,700      (244,800)

Net (decrease) increase in cash and cash
   equivalents                                                         (211,800)           262,000      (329,100)
Cash and cash equivalents, beginning of year                             338,000            76,000        405,100
Cash and cash equivalents, end of year                                   126,200           338,000        $76,000


Supplemental disclosures of cash flow information:

   Cash paid during the year for interest                                 89,800           $83,400        $85,400

   Net cash paid during the year for income taxes                         49,000                          117,400


The accompanying notes are an integral part of this statement.

Notes to Consolidated Financial Statements

1.       Organization and Summary of Significant Accounting Policies

The Company designs, develops, manufactures, and markets solar heating systems for swimming pools and thermal energy storage systems for commercial and industrial cooling. The solar heating systems are sold to wholesalers and distributors primarily in California and Florida and in other locations in the United States and overseas. Thermal energy storage systems are marketed through manufacturers' representatives throughout the United States and internationally. One of the Company's customers accounted for 10% of the Company's fiscal 1995 net sales. No customer accounted for 10% or more of the Company's sales in fiscal 1994 or 1993. During 1995 and 1994, the Company had sales to unaffiliated customers in foreign countries amounting to 15% of total net sales. During 1993, such sales amounted to 12% of total net sales. A summary of significant accounting policies follows:

         Principles of Consolidation

The consolidated financial statements include the accounts of FAFCO, Inc. and its wholly-owned subsidiary. All significant inter- company balances and transactions have been eliminated in consolidation.

         Revenue Recognition

Revenues on sales of products are recognized at the time of shipment of goods or performance of service.

         Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Inventories

Inventories are stated at the lower of cost or market determined using the last-in, first-out (LIFO) method. At December 31, 1995 and 1994, inventories would have been approximately $874,600 and $940,800, respectively, if the first-in, first-out method had been used.

         Plant and Equipment

Plant and equipment are stated based on historical cost adjusted for accumulated depreciation. Depreciation and amortization of plant and equipment, excluding vehicles and leasehold improvements, are determined using accelerated methods. For vehicles and leasehold improvements, the straight-line method is used. The estimated useful lives of the assets range between three and ten years. Minor replacements, improvements, maintenance, and repairs are expensed as incurred. Major replacements and improvements are capitalized and depreciated over the remaining useful life of the related asset. Gains and losses on sales and retirement of plant and equipment are credited or charged to income.

Notes to Consolidated Financial Statements (cont'd.)

         Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of

The FASB issued a new standard, FAS No. 121, (C)Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of,a which provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The Company anticipates that the impact of FAS No. 121, when adopted, will not be material. The Company is required to adopt this new standard in 1996.

         Income Taxes

As required by generally accepted accounting principles (GAAP) effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, (C)Accounting for Income Taxesa (FAS No. 109), on a prospective basis. The new standard requires an asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. (See Note 8.)

         Concentration of Credit Risk

Most of the Company's business activity is with customers located in California and Florida. As of December 31, 1995, unsecured trade accounts receivable from customers in California and Florida were $811,100 and $796,300, respectively.

         Warranties

In the normal course of business, the Company makes certain warranties as to workmanship and materials. Product warranty periods range from two to ten years for full coverage and up to an additional seven years of limited coverage. The estimated future expense of these warranties is accrued at the time of sale. The estimates inherent in accounting for such warranties are reviewed and revisions to previous estimates are made as required to reflect the most current information available.

         Net Income Per Share

Net income per share is based on the sum of the weighted average number of shares issued and outstanding during the years. (See Note 12.)

         Accounting for Stock-Based Compensation

The FASB issued a new standard, FAS No. 123, (C)Accounting for Stock-Based Compensation,a which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under APB Opinion 25, (C)Accounting for Stock Issued to Employees.a Entities that continue to account

Notes to Consolidated Financial Statements (cont'd.)

for stock options using APB Opinion 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in FAS No. 123 had been adopted. The Company has not determined which method it will follow in the future. The Company will be required to adopt the new standard in its fiscal year 1996.

         Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include highly liquid investments with a maturity of three months or less.

         Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Current Assets and Current Liabilities: The carrying value of cash equivalents, accounts receivable, short-term borrowings, accounts payable, and accrued expenses approximates fair value because of their short maturity.

Long-Term Debt: The fair value of the Company's long-term debt is estimated based on the borrowing rates currently available to the Company for loans with similar terms. At December 31, 1995, the carrying amount approximates estimated fair value of long-term debt.

2.       Inventories


Inventories consist of the following:

        December 31,                                                  1995           1994
        Raw materials                                             $  395,200       $ 464,000
        Work in progress                                             118,500         211,300
        Finished goods                                               203,500         167,900

3.      Plant and Equipment

Plant and equipment consist of the following:


        December 31,                                                  1995           1994
        Machinery and equipment                                  $ 1,754,500      $1,752,700
        Office and computer equipment                                370,500         322,800
        Leasehold improvements                                        88,600          79,500
        Vehicles                                                     131,500         131,500
                                                                 $ 2,345,100      $2,286,500
        Less accumulated depreciation
         and amortization                                        (2,085,900)     (1,907,200)
                                                                 $   259,200      $  379,300

Notes to Consolidated Financial Statements (cont'd.)

4.       Notes Receivable

During 1995, the Company converted $429,700 of accounts receivable from two customers into notes receivable, one of which is secured by an interest in real property. Both notes are being repaid in monthly installments through 1997.

5.       Convertible Subordinated Notes

The notes outstanding at December 31, 1995 were due on March 27, 1996, bore interest at 10% per annum payable quarterly, and were partially convertible into Common Stock of the Company at any time at the option of the holder. The notes were subordinated to any bank debt or other senior indebtedness (as defined) of the Company. The Company could, at its option, call the notes for redemption at any time. The conversion price is $0.50 per share and the maximum aggregate number of shares issuable upon conversion of all of the notes is 270,000 shares.

In February 1996, the Company borrowed an additional $325,000 from certain of the note holders, interest at 12%, in the form of bridge financing, through March 27, 1996, $125,000 of which was from related parties (see Note 9). On March 27, 1996, the Company exchanged the $600,000 of convertible subordinated notes and the $325,000 of bridge notes for new notes, due March 27, 2000, bearing interest at 11% per annum, payable quarterly, and warrants to purchase Common Stock. The exercise price of the warrants is $0.125 per share, the maximum aggregate number of shares issuable is 555,000, and the unexercised warrants expire March 27, 2000.

6.       Bank Line of Credit

The Company's bank line of credit, which is secured by substantially all assets of the Company, was modified on June 5, 1995 to allow the Company to borrow the lesser of $1,500,000 or an amount determined by a formula applied to net accounts receivable, inventories, and net plant and equipment. Amounts borrowed bear interest at the bank's prime rate plus 1/2%. The line of credit contains certain covenants relating to working capital, current ratio, and tangible net worth and expires on June 5, 1996. The line of credit was modified as to certain covenants on August 7, 1995, September 22, 1995, and February 8, 1996, and the interest rate was increased from the bank's prime rate plus 1/2% to the bank's prime rate plus 1-1/2% on September 22, 1995 and to the bank's prime rate plus 2-1/2% on February 8, 1996. The maximum borrowing under the line was reduced to $1,000,000 on February 8, 1996. At December 31, 1995, the Company has complied with or obtained waivers for compliance with the loan covenants.

Notes to Consolidated Financial Statements (cont'd.)

As of December 31, 1995, the Company had utilized $751,300 of this facility. At December 31, 1994, the Company had no borrowing under this line of credit.

7.       Shareholders' Equity

The Board of Directors, without shareholder approval, may determine the rights, preferences, privileges, and restrictions of the Company's unissued Preferred Stock. Such shares may be issued in one or more series.

In 1980, the Company issued 202,300 shares of Common Stock at a price of $2.43 per share in exchange for non-interest bearing promissory notes, which have a balance due of $75,100 at December 31, 1995 and 1994. The notes are due and

Notes to Consolidated Financial Statements (cont'd.)

payable and the Company intends to pursue collection of these notes. In the event that any of the notes are uncollectible, the Company will demand surrender of the related shares issued and will cancel and write off the related notes receivable balance.

In 1990, the Company issued 74,000 shares of common stock at $0.75 per share. Payment for these shares was partially funded by full- recourse notes, which had a balance due of $24,000 and $30,600 at December 31, 1993 and 1992, respectively. During 1994, the Company canceled the balance of the shares that remained unpaid and the related balance of the notes outstanding.

Under the Company's Employee Stock Purchase Plan, 150,000 shares of Common Stock have been reserved for issuance at 85% of fair market value as of specified dates. The Plan was suspended in 1991 and no shares were issued thereunder since 1991.

The Company has a 1981 Incentive Stock Option Plan under which 310,000 shares of Common Stock are reserved for issuance. During 1995, options to purchase 8,800 shares were exercised. During 1994, options to purchase 77,850 shares were exercised. No options were exercised under the 1981 plan during 1993. The plan expired by its terms in 1991.

In 1988, the Company's Board of Directors granted, and during 1988 the shareholders approved, the grant of six-year warrants to purchase a total of 15,000 shares of Common Stock at $0.50 per share, the fair market value on the date of grant, to outside directors. These warrants were exercised in January 1994.

The Company has a 1991 Incentive Stock Option Plan under which 250,000 shares of Common Stock are reserved for issuance to employees and consultants.
During November 1994, the Board of Directors approved an increase in the number of shares of Common Stock reserved for issuance to a total of 500,000 shares subject to shareholder approval, which was obtained in April 1995. During 1993, options were granted to purchase 214,000 shares exercisable at $0.50 per share, the fair market value on the date of grant. No options were granted or exercised under the 1991 plan during 1994. During 1995, options were granted to purchase 124,000 shares exercisable at $0.56 per share, the fair market value on the date of grant. During 1995, options to purchase 6,000 shares were exercised.

The Company has a 1991 Director's Stock Option Plan under which 50,000 shares of Common Stock are reserved for issuance. During 1991, options were granted to purchase a total of 20,000 shares at $0.50 per share, the fair market value at date of grant, to two outside directors. During 1993, options were granted to purchase a total of 10,000 shares at $0.50 per share, the fair market value at date of grant, to two outside directors. None of these options have been exercised. No options were granted or exercised during 1994 or 1995.

Options granted under these plans vest at 20% per year for five years from date of grant and expire six years from date of grant.

During 1994, the Company granted nonqualified options to purchase a total of 43,218 shares at $0.75 per share to a consultant and four employees and during 1995, the Company granted nonqualified options to purchase 20,000 shares at $0.56 per share to a consultant. These options were fully vested at the date of grant and expire six years from date of grant. None of these options have been exercised. During 1995, options to purchase 234 shares were canceled.

Notes to Consolidated Financial Statements (cont'd.)


         Net income tax provision      $   1,600     $  49,100   $   116,700

Effective January 1, 1993, as required by GAAP, the Company changed its method of accounting for income taxes by adopting SFAS 109. The cumulative effect of this change on years prior to 1993 increased net income by $717,400. The cumulative effect, resulting primarily from the recognition of the tax effects of state and federal net operating loss carryforwards and net deductible temporary differences, totaled $1,434,800, which was offset by a valuation allowance of $717,400. A reconciliation of the statutory federal income tax rate with the effective tax rate reported in the financial statements follows:

      Years ended December 31                                   1995         1994       1993
      Statutory federal income
          tax (benefit) rate                                   (34.0%)      34.0%       34.0%
      Effect on tax rate resulting
          from: State and foreign
          income taxes, net of federal
          tax benefit                                           (1.4%)       6.0%        8.9%
      Tax effect of change in
          valuation allowance                                    40.9%    (49.4%)
      Expiration of tax credits                                   0.7%      18.2%
          Other                                                 (6.2%)     (0.4%)        3.0%

      Effective tax rate                                            0%       8.4%       45.9%

The Company records its deferred taxes on a tax jurisdiction basis and, with the adoption of FAS No. 109 in 1993, classifies those net amounts as current or noncurrent based on the balance sheet classifications of the related assets or liabilities.

Notes to Consolidated Financial Statements (cont'd.)

Deferred tax assets are comprised of the following:

      December 31,                                             1995               1994
      Allowance for doubtful accounts                      $   197,000         $199,400
      Accrued expenses                                         142,300          140,000
      Loss carryforwards                                     1,360,500          625,000
      Tax credits                                              178,600          193,600
      Other                                                    116,400           53,900
                                                             1,994,800        1,211,900
      Deferred tax asset
       valuation allowance                                 (1,383,800)        (600,900)
          Total deferred taxes, net                        $   611,000         $611,000

The Company had unused federal net operating loss carryforwards of $3,669,700 and $1,769,200, and state loss carryforwards of $1,554,100 and $427,600, and investment and other tax credits of approximately $178,600 and $193,600 vailable to offset future tax liabilities at December 31, 1995 and December 31, 1994, respectively. The net operating losses and credits expire in varying amounts until 2010. The use of the tax credits has been limited by the provisions of the Tax Reform Act of 1986 to reflect the benefit associated with an overall reduction in the corporate tax rate. The Company believes that the
(C)total deferred taxes, neta in the amount of $611,000 is more likely than not to be realized.

9. Transactions with Related Parties

The Company has a financing agreement with Freeman A. Ford, an officer, director, and major shareholder of the Company, under which Mr. Ford has made a $275,000 line of credit available to the Company. Borrowings under the line of credit bear interest at Silicon Valley Bank's prime rate plus 4%. Pursuant to the agreement, Mr. Ford was granted a warrant to purchase 45,000 shares of Common stock for making the line available and a warrant to purchase up to 90,000 additional shares of Common Stock under a formula based on usage of the line of credit. At December 31, 1995 and 1994, the Company had no borrowings under this line of credit. The line of credit terminates and the outstanding warrants expire on March 27, 1996.

In 1984, Freeman A. Ford and Janet V. Ford (Mr. Ford's mother) purchased $100,000 and $50,000 of the Company's convertible subordinated notes, respectively, from the Company. (See

Notes to Consolidated Financial Statements (cont'd.)

Note 5.) In January 1994, Mr. Ford purchased $50,000 of the Company's convertible subordinated notes from the estate of Janet Ford.

In January 1990, David Ford, Kimberly Ford, Tod Ford, and Erin Ford, the children of Mr. Ford, purchased a total of $125,000 of the Company's convertible subordinated notes from certain noteholders.

In January 1993, Mr. Ford purchased $100,000 of the Company's convertible subordinated notes from another noteholder.

In March 1993, Alan G. Carlson, a principal and owner of one of the Company's customers, purchased $50,000 of the Company's convertible subordinated notes from another noteholder.

In February 1996, Mr. Ford loaned the Company an additional $100,000 and Diana Ford (Mr. Ford's wife) loaned the Company $25,000 due in April 1996. On March 27, 1996, these notes were exchanged for subordinated notes due in March 2000 as part of the Company's refinancing of the outstanding convertible subordinated notes. (See Note 5.)

10. Employee Benefit Plans

The Company has a 401(k) retirement savings plan for all eligible employees who have completed one year of service. Eligible employees have the option to contribute up to 18% of their eligible salary. The Company contributes an amount equal to 25% of the employee contribution, up to a maximum of $200 per employee.

11. Lease Commitments

The Company's rental expense, relating primarily to a lease for its office and manufacturing facility, amounted to $359,400 in 1995, $340,000 in 1994, and $313,300 in 1993.

At December 31, 1995, minimum annual lease commitments under operating leases were as follows:


      1996                                                 $   377,000
      1997                                                     389,800
      1998                                                     391,900
      1999                                                     405,400
      2000                                                     139,000
      Thereafter                                                     0

      Total                                                $ 1,703,100

Notes to Consolidated Financial Statements (cont'd.)

The Company is required to pay property taxes, utilities, and insurance under certain of these leases, some of which provide for renewal options at the end of the initial lease term in the year 2000.

Notes to Consolidated Financial Statements (cont'd.)

2.    Net Income Per Share

Primary earnings per share were calculated as follows:

                                                              Years ended December 31,
                                                           1995         1994         1993
      Net income (loss)                                $(1,918,300)    $ 454,500     $   854,900
      Average common shares
          outstanding                                     3,102,564    3,035,137       3,051,755
      Add: Exercise of options
          reduced by the number of
          shares purchased with
          proceeds                                              N/A      262,892         163,431
      Add: Exercise of warrants
          reduced by the number of
          shares purchased with
          proceeds                                              N/A      118,261         100,371
      Adjusted weighted average
          shares outstanding                              3,102,564    3,416,290       3,315,557

      Earnings (loss) per share                        $         (0.62)        $     0.13      $0.26


Primary earnings per share are calculated by dividing net income (loss) by the weighted average number of shares issued and outstanding and shares issuable upon exercise of dilutive stock options and warrants during each year.

Fully diluted earnings per share were calculated as follows:

Notes to Consolidated Financial Statements (cont'd.)

                                                              Years ended December 31,
                                                           1995         1994         1993
      Adjusted net income (loss)                       $(1,918,300)    $ 454,500     $   887,400
      Average common
          shares outstanding                              3,102,564    3,035,137       3,051,755
      Add: Exercise of options
          reduced by the number
          with proceeds                                         N/A      262,892         291,517
      Add: Exercise of warrants
          reduced by the number
          of shares purchased
          with proceeds                                         N/A      118,261         118,281
      Add: Conversion of
          convertible debt
          into shares                                           N/A          N/A         270,000
      Adjusted weighted
          average shares
          outstanding                                     3,102,564    3,416,290       3,731,553
      Earnings (loss) per
          common share assuming
           full dilution                               $         (0.62)        $     0.13      $0.24

Fully diluted earnings per share are calculated by dividing net income (loss), adjusted for the dilutive after-tax effect of the interest expense associated with the convertible debt, by the sum of the weighted average number of shares issued and outstanding and shares issuable upon exercise of dilutive stock options and warrants, and upon conversion of convertible debt during each year. For the years ended December 31, 1995 and 1994, primary earnings (loss) per share is repeated as fully diluted earnings per share as the calculation of fully diluted (loss) earnings per share was anti-dilutive.

13. Licensing Income

During 1993, the Company entered into two license agreements with third parties in the Far East, under which the Company received and recognized license fee income net of foreign income taxes of $159,000. The agreements allow for the licensee to assemble and sell the IceStor? product in certain countries using the Company's technology and design specifications. For the terms of the agreements (three and eight years), the Company is required to provide parts and technical services to the licensee at prices and rates equivalent to normal list prices.

14. Litigation

The Company is involved in certain litigation matters. Management believes resolution of these disputes will not have a material adverse effect on the Company's financial condition and results of operations.

During the second quarter of 1994, the Company resolved a lawsuit and recorded other income, net of related costs, of $66,000. During the fourth quarter of 1993, the Company resolved a lawsuit and recorded other expense, including related costs, of $249,800.

Report of Independent Accountants

To the Board of Directors and Shareholders of FAFCO, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of FAFCO, Inc. and its subsidiary at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 8 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective January 1, 1993.


          PriceWaterhouse LLP
          San Francisco, California
          March 27, 1996

Summary of Operations
Five-Year Summary of Operations (in thousands, except per share data)

Year Ended December 31,                             1995           1994           1993             1992            1991*
Net sales                                       $    7,876      $  10,526      $     9,352       $   7,782       $  8,062

Income (loss) before income taxes and
   extraordinary item                           $  (1,917)      $     504      $       254       $     587       $    190
Provision for income taxes                               1             49              116             242             78

Income (loss) before extraordinary item            (1,918)            445              138             345            112
Extraordinary item-tax benefit resulting
   from net operating loss carryforward                                                                174             62
Cumulative effect of change in method
   of accounting for income taxes                                                      717

Net income (loss)                               $  (1,918)      $     455      $       855       $     519       $    174

Primary net income (loss) per share before
 extraordinary item                             $       (0.62)  $       0.13   $         0.04    $       0.11    $      0.04
Primary net income per share from
   extraordinary item                                                                                    0.06           0.02
Primary net income per share from cumulative
   effect of change in method of
   accounting for income taxes                                                           0.22

Primary net income (loss) per share             $       (0.62)  $       0.13   $         0.26    $       0.17    $      0.06

Fully diluted net income (loss) per share
    before extraordinary item                   $       (0.62)  $       0.13   $         0.05    $       0.11    $      0.04
Fully diluted net income per share from
   extraordinary item                                                                                    0.06           0.02
Fully diluted net income per share from
   cumulative effect of change in method
   of accounting for income taxes                                                        0.19

Fully diluted net income (loss) per share       $       (0.62)  $       0.13   $         0.24    $       0.17    $      0.06




At December 31,                                     1995           1994           1993             1992            1991*
Working capital                                 $      222      $   2,371      $     1,784       $   1,624       $    867
Total assets                                         3,400          4,903            4,373           3,577          3,032
Long-term obligations                                  680            725              751             928            917
Shareholders' equity                                   615          2,530            2,038           1,177            653

*Reclassified for comparative purposes.

Summary of Operations (cont'd.)

Common Stock Data

FAFCO, Inc. Common Stock is traded on the over-the-counter market but is not listed on an exchange or quoted on any automated quotation system. The high and low closing bid quotations for each quarter during 1995 and 1994 were as follows:


Quarter Ended                            March 31       June 30  September 30    December 31
1995
High                                       $1.50         $1.50       $1.50          $0.75
Low                                        $1.00         $1.00       $0.75          $0.25

1994
High                                       $1.00         $2.00       $2.00          $1.50
Low                                        $1.00         $1.00       $1.50          $1.50


The quotations above were provided by the National Quotation Bureau. All quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions. At March 1, 1996, the Company had 722 shareholders of record. FAFCO, Inc. has never paid dividends on its Common Stock and has no plans to do so in the foreseeable future.

Management's Discussion and Analysis
1995 Compared With 1994

Net sales for 1995 decreased by 25.2% from $10,526,000 in 1994 to $7,876,100 in
1995. This decrease was primarily due to decreased unit sales of the Company IceStor? products along with decreased unit sales of the Company's pool panel products. Net sales of the Company's pool products were 19.8% lower in 1995 than in 1994 due mainly to continued economic weakness in California and Florida, the main markets for the Company's pool products. Net sales of the Company's IceStor? products were 31.8% lower in 1995 than in 1994 due mainly to potential customers' beliefs that lower energy prices in the domestic marketplace will result from planned deregulation of energy prices. This domestic decrease was partly offset by increased foreign sales of IceStor? products.

Pool product sales amounted to 62% of net sales in 1995 compared to 57% of net sales in 1994. Ice Stor? sales amounted to 38% of net sales in 1995 compared to 42% in 1994. There were no significant price changes in any of the Company's products during 1995.

Cost of goods sold decreased from $6,542,900 in 1994 to $5,637,900 in 1995 while increasing as a percentage of net sales from 62.2% in 1994 to 71.6% in 1995. The increase as a percent of sales was due mainly to the fixed costs being allocated over significantly lower sales along with employee severance expenses associated with a 32% reduction in the work force.

Marketing and selling expense increased from $1,767,500 (16.8% of net sales) in 1994 to $2,137,200 (27.1% of net sales) in 1995. This increase was due mainly to one-time expenses for market research projects during the second half of 1995 along with the addition of sales personnel and increased promotional expenses for pool products during the first half of 1995.

General and administrative expenses increased from $1,257,100 (11.9% of net sales) in 1994 to $1,502,000 (19.1% of net sales) in 1995. These increases were primarily due to increased personnel costs during the first half of 1995 along with severance expense and increased legal expenses.

Research and development expenses were relatively stable in absolute dollars at $484,300 in 1994 compared with $460,100 in 1995 while increasing from 4.6% of net sales in 1994 to 5.8% of net sales in 1995. The increase as a percent of sales was due entirely to the decreased level of sales in 1995.

Net interest expense increased from $79,400 (0.8% of net sales) in 1994 to $95,300 (1.2% of net sales) in 1995. This increase was due primarily to higher than average daily borrowing in the second half of 1995 at higher interest rates, partially offset by lower than average daily borrowing during the first half of 1995 compared to 1994.

Other income (expense) net included $24,000 in refunds of prior years' insurance premiums in 1995 compared with $38,400 in 1994. Other income (expense) net in 1994 also included $66,000 of proceeds, net of related costs, pertaining to a legal settlement resolved during 1994.

1994 Compared With 1993

Net sales for 1994 increased by 12.6% from $9,352,200 in 1993 to $10,526,000 in
1994. This

Management's Discussion and Analysis (cont'd.)

increase was primarily due to increased unit sales of the Company's IceStor? products and increased unit sales of the Company's AutoPool? swimming pool solar heating control, which was introduced in May 1993. These increases were partially offset by decreased unit sales of the Company's pool panel products along with decreased unit sales of the Company's domestic hot water product
(444A), which was phased out in February 1994. Net sales of the Company's pool panel product were 16.8% lower in 1994 than in 1993. Net sales of the Company's IceStor? products were 38.1% higher in 1994 than in 1993 due mainly to increased domestic sales from the successful sales effort of an expanded manufacturer's representative group along with increased foreign sales. Pool product sales amounted to 57% of net sales in 1994 compared to 63% in 1993. Thermal energy storage sales amounted to 42% of net sales in 1994 compared to 34% in 1993. There were no significant price changes in any of the Company's products during 1994.

Cost of goods sold increased from $5,563,800 in 1993 to $6,542,900 in 1994 and increased as a percentage of net sales from 59.5% in 1993 to 62.2% in 1994. These fluctuations were due primarily to shifts in product mix between higher and lower margin products between 1993 and 1994. There were no significant price increases in any of the Company's raw materials in 1994.

Marketing and selling expenses increased from $1,546,900 (16.5% of net sales) in 1993 to $1,767,500 (16.8% of net sales) in 1994. These increases were due primarily to the addition of personnel to facilitate the sales of IceStor? products, along with increased promotional expenses for both IceStor? and pool products.

General and administrative expenses decreased from $1,361,100 (14.6% of net sales) in 1993 to $1,257,100 (11.9% of net sales) in 1994. These decreases were due mainly to the Company's efforts to reduce costs as sales increased.

Research and development expenses were relatively stable in absolute dollars at $479,400 (5.1% of net sales) in 1993 compared with $484,300 (4.6% of net sales) in 1994. However, the Company expects R&D expenses to increase in the future due to increased expenditures on development of new products.

Other income (expense) included $66,000 of proceeds (net of related costs) from resolution of lawsuits during 1994. Refunds of prior year's insurance premiums included in other income (expense) were $38,400 in 1994 compared with $7,900 in 1993.

The geographical distribution of the Company's sales changed from 1993 to 1994. Oklahoma and foreign sales increased from 3% and 12% of net sales in 1993 to 10% and 15%, respectively, due to increased IceStor? sales in Oklahoma and Pacific Rim Countries. Florida, California, and other states' sales decreased from 44%, 25%, and 16% of net sales in 1993 to 38%, 24%, and 13%, respectively, of net sales in 1994 due mainly to decreased IceStor? sales and pool panel sales in Florida and the fact that net sales increased significantly from 1993 to 1994.

Seasonality

Historically, the Company has experienced lower sales during the first quarter than during other quarters of each year. In addition, sales typically have increased significantly during the second quarter, declined slightly, and then remained relatively constant during the third and fourth

Management's Discussion and Analysis (cont'd.)

quarters, respectively. The Company believes that this pattern derives primarily from the sales of solar heating products. As the Company's product mix shifts to include a larger proportion of other products, such as the thermal energy storage product, the traditional seasonality is being mitigated. Net income is affected by the seasonality of sales as well as by significant marketing and selling expenses typically incurred during the first quarter of each year. These expenses are incurred to develop programs and materials for use throughout the remainder of the year.

In 1993, sales experienced the traditional seasonality except that differences between quarters was not as great as in prior years due to increased sales of the non-seasonal IceStor? products. As a result of strong IceStor? sales, the traditional first quarter loss was not experienced.

In 1994, sales and net income experienced their traditional seasonality, except that sales in the fourth quarter were increased due to sales of IceStor? product. As a result of the ice storage sales, the traditional fourth quarter loss was not experienced.

In 1995, sales experienced the traditional seasonality except that the decline in sales in the third and fourth quarters was more pronounced than normal due to weak sales in both pool products and IceStor? during the second half of the year. There were net losses in all four quarters due to sales being below the planned levels in all four quarters.

Liquidity and Capital Resources

The Company's cash position decreased from $338,000 at 1994 fiscal year end to $126,200 at 1995 fiscal year end, principally due to the operating losses partially offset by a decrease in accounts receivable, bank borrowing and a decrease in inventories.

At December 31, 1995, the Registrant's net accounts receivable had decreased to $1,149,600 from $2,551,200 at December 31, 1994, reflecting an improvement in promptness of payments particularly from the Registrant's IceStor? customers, the conversion of two customers' accounts receivable into notes receivable, one of which is secured by real property, and lower sales levels in 1995.

At December 31, 1995, the Registrant's accounts payable and other accrued expenses had decreased to $922,900 from $1,165,100 at December 31, 1994. This decrease is primarily due to payments of expenses resulting from collection of receivables noted above.

At December 31, 1995, the Company's inventories had decreased to $717,200 from $843,200 at December 31, 1994 due mainly to an inventory reduction focus within the Company and lower sales levels offset partially by the requirement to have inventory on hand for strong January 1996 sales and for the new product that began shipping in February 1996.

The Company adopted SFAS 109 effective January 1, 1993. This resulted in the recognition of a deferred tax asset, net of valuation allowance, at year end of $611,000 in 1995 and 1994. The Company believes that it is more likely than not that this asset will be fully realized. This belief is based upon the Company's recent history of profitable operations prior to 1995 and the Company's expectation that this will resume and continue far enough into the future to realize the net deferred

Management's Discussion and Analysis (cont'd.)

tax asset. However, there can be no assurance that the Company will return to profitability or, if it does, that profits will be sufficient to utilize the net deferred tax asset.

At December 31, 1995, the Registrant's current ratio was 1.11 to 1 compared with 2.43 to 1 at December 31, 1994, as working capital decreased over the same period to $222,400 from $2,371,600. Total assets exceeded total liabilities by $614,700 at December 31,1995 compared with $2,530,100 at December 31, 1994.

During the second half of 1995, the Company began and is continuing an aggressive cost reduction campaign, including the reduction of personnel from 74 employees to 48 employees. The Registrant believes that as a result of the cost-cutting measures, its cash flow from operations, together with bank borrowings, will be sufficient to support operations during the next twelve months. However, if sales remain slow or decline further from current levels, additional debt or equity financing may be required. The Company believes that the reduced rate of sales in IceStor?, which had an adverse impact on net revenues during the quarters ended June 30, 1995, September 30, 1995, and December 31, 1995, will not continue during 1996 and will, therefore, not have a negative effect on results of operations for 1996. However, if sales of IceStor? products do not recover, the Company's results of operations will be materially adversely affected. The Registrant has a line of credit, of which $751,300 had been utilized and $101,400 remained available under the formula applied to net accounts receivable. This line of credit expires on June 5, 1996.


Corporate Directory and Information
Board of Directors

Freeman A. Ford
Chairman of the Board, President, and
Chief Executive Officer
FAFCO, Inc.

William A. Berry*
Senior Vice President and
Chief Financial Officer
Compression Labs, Inc.
a manufacturer of video
conferencing equipment

Robert W. Selig, Jr.*
President

Davis Instruments Corporation
a manufacturer of marine and
weather equipment

* Member of the Audit Committee




Executive Officers
Freeman A. Ford
President and
Chief Executive Officer

Alex N. Watt
Vice President,
Finance and Administration,
Chief Financial Officer,
and Secretary

David K. Harris
Vice President
Pool Products

Mike Anderson
Vice President

Commercial Products

Transfer Agent and Registrar
Bank of Boston
c/o Boston EquiServe
P.O. Box 644-02102
MS 45-02-09
Boston, Massachusetts 02102-0644
Telephone: (617) 575-3400

Legal Counsel
Wilson, Sonsini, Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304

Independent Accountants
Price Waterhouse LLP
555 California Street
San Francisco, California 94104

FORM 10-K
A copy of the Company's Annual
Report on Form 10-K filed with the
Securities and Exchange Commission,
including financial statement schedules
but excluding exhibits, is available
without charge upon written request to:

FAFCO, Inc.
2690 Middlefield Road
Redwood City,
California 94063-3455
Attention: Alex N. Watt

Annual Shareholders' Meeting
The Annual Shareholders'
Meeting will be held at 3:00 p.m.
on May 2, 1996 at FAFCO, Inc.,
2690 Middlefield Road,
Redwood City, California
Telephone: (415) 363-2690