Form 10-K, Exhibit 13
period 1998-12-31
FAFCO INC
filed 1999-04-06
CIK 352956

EXHIBIT 13.1

                                   FAFCO, Inc.
                              1998 Annual Report



                             (Annual Report Cover)





                                  The Company

FAFCO was formed in 1969, was incorporated in 1972, and has produced over one million polymer heat exchangers, primarily for the solar heating and thermal energy storage markets. FAFCO is the leading U.S. manufacturer of solar heating panels, with nearly twice the installed base of solar panel systems of its nearest competitor. In addition, FAFCO is a leading producer of polymer heat exchangers for thermal energy storage applications. FAFCO's IceStor(tm) product line of thermal energy storage equipment significantly increases the effective capacity of electric utilities without the burden of adding new capacity. FAFCO has been issued more than 20 patents and operates worldwide.


There are three bar graphs showing
1. Earnings per Share for years 1996, 1997, and 1998
2. Working Capital for years 1995, 1996, 1997, and 1998
3. Shareholders' Equity for years 1995, 1996, 1997, and 1998



This Annual Report to Shareholders contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below under the heading "Factors Affecting Future Results" and elsewhere in this Annual Report to Shareholders.



                       FAFCO Page 1 (inside front cover)


President's Letter

FAFCO was founded in 1969 and manufactures polymer heat exchangers for the solar and thermal energy storage markets worldwide. Net sales grew by 6.5% to $11,235,800 in 1998. Net profit was $841,600 compared with $866,000 in
1997. Early indications point toward a continuation of the upward trend in sales and continued profitability in 1999.

Net sales of FAFCO's aboveground solar pool heating system grew 19% in 1998 to $817,500. Total solar sales (both inground and aboveground pools) were $5,899,500 in 1998. Continuing new product introduction and marketing initiatives are expected to positively affect solar system sales revenues.

FAFCO's thermal energy storage business uses unique polymer heat exchanger technology to shift peaking electrical loads to off-peak times. This significantly increases the effective capacity of electric utilities without the burden of adding new capacity. FAFCO's IceStorT products are sold principally in the United States, Asia, and the Middle East. Sales of IceStorT products, which accounted for 47% of total sales, were up 15% in 1998.

As of December 31, 1998, FAFCO's bank line of credit was unused and there was $477,500 of cash on hand. Working capital increased to $2,637,200 at December 31, 1998 from $2,006,800 at the end of 1997.

FAFCO has been issued 21 patents and is investing significantly in new patent-applied-for technologies, which we believe will significantly increase the likelihood of entering new markets with solutions that are more cost effective than was possible with the prior technologies.

FAFCO's steady sales and profitability performance are a direct result of the hard work and dedication of each and every FAFCO employee and the loyalty of our customers. I offer my personal thanks to each and every one of you.

Sincerely,

Freeman A. Ford
President

Highlights of               1998              1997           %Change
Operations

Net Sales              $11,235,800         $10,551,500           7%
Net Income                $841,600            $866,000          (3%)
Diluted Earnings
per Common Share             $0.20               $0.22         (10%)
Shareholders'
Equity                  $2,886,400          $2,042,300           41%
Working Capital         $2,637,200          $2,006,800           30%

There is a bar graph showing Net Slaes for the years 1995, 1996, 1997, and 1998.

                                  FAFCO Page 2






                      Consolidated Balance Sheet

December 31,                        	1998                      1997
Assets
	Current assets:
		Cash and cash equivalents       	$  477,500              	$  	46,300
		Accounts receivable,
  less allowance for doubtful
		accounts of $536,300 in 1998
  and $540,100 in 1997             	1,876,600                1,833,400
		Current portion of long-term
  notes receivable (net)	             	87,600	                 	88,800
		Inventories		                     1,265,400              		1,082,900
		Prepaid expenses and
  other current assets	              	183,500	                	174,000
		Other accounts receivable,
  net of allowance		                    7,300	                 	12,200
		Deferred tax asset,
  net of allowance		                  273,000		                183,300
Total current assets		              4,170,900		              3,420,900
Plant and equipment, at cost		      2,901,900		              2,614,900
Less accumulated depreciation
  and amortization		               (2,318,500)	            	(2,236,300)
					                                  583,400		               378,600
Notes receivable and
  other assets (net)		                  58,200               		151,200
Deferred tax asset, net of allowance		 564,500		               485,800
Total assets	                       $5,377,000	             $4,436,500

Liabilities and shareholders' equity
	Current liabilities:
		Accounts payable and
  other accrued expenses	           $1,065,600	             $  850,900
		Accrued compensation and benefits		  217,300		               331,600
		Accrued warranty expense		           232,200		               211,000
		Income taxes payable		                18,600		                20,600
Total current liabilities		          1,533,700		             1,414,100
Subordinated notes ($600,000
 was owed to related parties
 in 1998 and 1997)                   		925,000		               925,000
Other non-current liabilities		         31,900                 	55,100
Total liabilities	                  $2,490,600	             $2,394,200
Shareholders' equity:
	Preferred Stock-authorized
 1,000,000 shares of $1.00
	par value, none of which has
 been issued	Common Stock-authorized
 10,000,000 shares of $0.125 par value;
 3,303,311 issued and outstanding in
	1998 and 3,298,311 issued and
 outstanding in 1997		                 412,800                	412,200
	Capital in excess of par value		    5,107,100		             5,105,200
	Notes receivable secured by
 Common Stock		                        (75,100)		              (75,100)
	Accumulated deficit	              	(2,558,400)	           	(3,400,000)
Total shareholders' equity	         $2,886,400	             $2,042,300
Commitments and contingent
liabilities
Total liabilities and
shareholders' equity 	              $5,377,000             	$4,436,500



       	The accompanying notes are an integral part of this statement.


                                 FAFCO Page 3







                     Consolidated Statement of Operations

Year ended December 31,	           1998	  	        1997	    	      1996

Net sales	                         $	11,235,800	   $	10,551,500	   $	8,868,600
Other income (net)		                     30,600		       171,800		       54,000
Total revenues		                     11,266,400		    10,723,300	     8,922,600
Cost of goods sold		                  6,801,700		     5,956,500		    5,500,300
Marketing and selling expense		       1,942,800		     1,770,000	    	1,575,400
General and administrative expense		  1,480,200		     1,776,100		    1,286,300
Research and development expense		      194,100		       202,800	      	116,000
Net interest expense		                  113,400 	      	128,700      		169,900
Total costs and expenses	           	10,532,200		     9,834,100    		8,647,900
Income before income taxes 		           734,200		       889,200	      	274,700
Provision for (benefit from)
 income taxes		                        (107,400)		       23,200	       (36,700)
Net income                          $	 	841,600    	$  	866,000   	$ 	 311,400
Basic net income per share         	$     	0.25    	$     	0.26   	$     	0.10
Diluted net income per share       	$     	0.20    	$     	0.22   	$     	0.10

       	The accompanying notes are an integral part of this statement.

                                   FAFCO Page 4



               Consolidated Statement of shareholders' Equity

                                             			Notes Receivable
           				Number	    	    		    Capital in    Secured by      	Retained
       	     				of 	     Common      Excess of     Common          Earnings
           				Shares      Stock	     Par Value      Stock         	Deficit

Balance at
 December 31,
Balance at
 December 31,
 1995          $3,112,687  $389,000 	 $5,035,600	  $(75,100)  	   $(4,577,400)
Net income for the year										                                     311,400
Issuance of shares upon
	conversion of
 subordinated
 note            	185,624	   23,200       69,600


Balance at
 December 31,
 1996          $3,298,311 	$412,200  	$5,105,200 	 $(75,100) 	    $(4,266,000)
Net income for the year										                                     866,000



Balance at
 December 31,
 1997          $3,298,311	 $412,200 	 $5,105,200 	 $(75,100)	     $(3,400,000)
Net income for the year										                                     841,600
Issuance of shares upon
exercise	of
 an option	        	5,000      	600      	1,900

Balance at
 December 31,
 1998          $3,303,311 	$412,800  $5,107,100                  	$(2,558,400)



          The accompanying notes are an integral part of this statement.

                                  FAFCO Page 5


                      Consolidated Statement of Cash Flows

Year Ended December 31,   		             1998			       1997			      1996

Cash flow from operating activities:

	Net income                             	$	841,600	    $	866,000	   $	311,400
	Adjustments to reconcile net income
 to net	cash provided by (used in)
 operating activities:
		Depreciation		                           137,600		     130,700		    121,200
		Allowance for doubtful accounts
  and notes		                             (130,200)		    120,300		     72,400
		Provision for inventory reserve		        (18,600)		    (90,500)		    42,400
		Gain on disposition of fixed assets		    (19,000)	               			(18,700)
	Change in assets and liabilities:
		Change in receivables		                  (34,500)     		22,100   		(794,300)
		Change in inventories     		            (163,900)    		(75,000)   		(85,200)
		Change in prepaid expenses              		(9,500)    		(23,200)    		(5,300)
		Change in deferred tax assets         		(168,400)		    (19,700)   		(38,400)
		Change in other assets	                 	220,600		     (38,200)    		73,400
		Change in payables and accrued expenses		119,600		     (44,800)   		104,900
		Change in other non-current liabilities		(23,200)		     28,700    		(54,000)
Net cash provided by (used in) operations		752,100	     	876,400   		(270,200)

Cash flow from investing activities:

	Purchase of fixed assets		               (342,400)		   (159,700)		  (211,600)
	Proceeds from sale of fixed assets	       	19,000                 				18,700
Net cash used in investing activities		   (323,400)		   (159,700)		  (192,900)

Cash flow from financing activities:

	Proceeds of subordinated debt issuance					                         	325,000
	Proceeds from sale of common stock	        	2,500	                 			92,800
	(Payments) borrowings on
  line of credit (net)				                              (758,600)     		7,300
	Net cash (used in) provided by
		financing activities	                     	2,500		    (758,600)   		425,100

Net increase (decrease) in cash and
	cash equivalents		                        431,200     		(41,900)   		(38,000)
Cash and cash equivalents,
 beginning of year	                        	46,300      		88,200	    	126,200
Cash and cash equivalents,
 end of year	                            $	477,500	     $	46,300	    $	88,200

Supplemental disclosures of cash flow
 information:

	Cash paid during the year
  for interest	                          $	123,100	    $	142,100	   $	159,300
	Net cash paid during the year
  for income taxes	                       $	63,000	     $	10,000	     $	7,500
	Noncash transaction (account receivable
		converted to note receivable)			                     $	126,400




         The accompanying notes are an integral part of this statement.

                                   FAFCO Page 6



                  Notes to Consolidated Financial Statements

1) Organization and Summary of Significant Accounting Policies

The Company designs, develops, manufactures, and markets polymer heat exchangers for use in solar heating systems for swimming pools and thermal energy storage systems for commercial and industrial cooling. The heat exchangers for solar heating systems are sold to wholesalers and distributors primarily in California and Florida and in other locations in the United States and overseas. The heat exchangers for thermal energy storage systems are marketed through manufacturers' representatives throughout the United States and internationally. A summary of significant accounting policies follows:

Principles of Consolidation: The consolidated financial statements include the accounts of FAFCO, Inc. and its wholly-owned subsidiary. All significant inter-company balances and transactions have been eliminated in consolidation. The subsidiary currently has no ongoing business activities.

Revenue Recognition: Revenues on sales of products are recognized at the time of shipment of goods or performance of service.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include highly liquid investments with a maturity of three months or less.

Inventories: Inventories are stated at the lower of cost or market determined using the first-in, first-out (FIFO) method. (See Note 2.)

Plant and Equipment: Plant and equipment are stated based on historical cost adjusted for accumulated depreciation. Depreciation and amortization of plant and equipment, excluding vehicles and leasehold improvements, are determined using accelerated methods. For vehicles and leasehold improvements, the straight-line method is used. The estimated useful lives of the assets range between three and ten years. Minor replacements, improvements, maintenance, and repairs are expensed as incurred. Major replacements and improvements are capitalized and depreciated over the remaining useful life of the related asset. Gains and losses on sales and retirement of plant and equipment are credited or charged to income.

Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of: Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairments are recorded when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value.

Income Taxes: Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. (See Note 7.)

Earnings per Common Share:    The Company adopted Statement of Financial
Accounting Standard No. 128 ("FAS 128"), Earnings per Share, beginning with FAFCO's fourth quarter of 1997. All prior period earnings per common share data have been restated to conform to the provisions of this statement.
Basic earnings per common share is computed using the weighted average number of shares outstanding. Diluted earnings per common share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock and shares issuable upon conversion of certain convertible securities. (See
Note 11.)

Warranties: In the normal course of business, the Company makes certain warranties as to workmanship and materials. Product warranty periods range from two to fifteen years for full coverage. The estimated future expense of these warranties is accrued at the time of sale. The estimates inherent in accounting for such warranties are reviewed and revisions to previous estimates are made as required to reflect the most current information available.

Accounting for Stock-Based Compensation: The Company has elected to account for stock-based compensation under the intrinsic value method in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. Under this method, no compensation expense is recorded for stock options granted when the exercise price of the option granted is equal to or exceeds the fair market value of the Company's common stock. The Company makes the pro forma disclosures of stock-based compensation required by SFAS No. 123. (See Note 6.)

Disclosures About Fair Value of Financial Instruments: The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.



                                FAFCO Page 7



                 Notes to Consolidated Financial Statements


Current Assets and Current Liabilities: The carrying value of cash equivalents, accounts receivable, notes receivable, short-term borrowings, accounts payable, and accrued expenses approximate fair value because of their short maturity.

Long-Term Debt: The fair value of the Company's long-term debt is estimated based on the borrowing rates currently available to the Company for loans with similar terms. At December 31, 1998, the carrying amount approximates estimated fair value of long-term debt.

2) Inventories Consist of the Following:

December 31,	                          	1998 		                1997
Raw materials	                          $  	661,800            $  	462,800
Work in progress		                          211,500              		114,000
Finished goods		                            392,100              		506,100
				                                    $	1,265,400	           $	1,082,900

3)  Plant and Equipment

Plant and equipment consists of the following:


December 31,	                          	1998		                 1997
Machinery and  equipment	               $	2,191,500	           $	1,957,600
Office and computer equipment             		488,600	              	466,900
Leasehold improvements		                     88,600	               	88,600
Vehicles	                                  	133,200              		101,800
				                                    $	2,901,900	           $	2,614,900
Less accumulated depreciation
 and amortization                      		(2,318,500)	         	 (2,236,300)
                  				                  $	  583,400	           $  	378,600


4)  Subordinated Notes and warrants

At December 31, 1998 and 1997, subordinated notes consisted of $925,000 of notes bearing interest at 11% per annum payable quarterly with warrants attached to purchase Common Stock. The exercise price of the warrants is $0.125 per share, the maximum aggregate number of shares issuable upon exercise of the warrants is 555,000, and the unexercised warrants expire March 27, 2000. (See Note 8.)

5)  Bank Line of Credit

The Company has a bank line of credit secured by substantially all the assets of the Company. The line of credit allows the Company to borrow the lesser of $1,000,000 or an amount determined by a formula applied to net accounts receivable, inventories, and net plant and equipment. Amounts borrowed bear interest at the bank's prime rate plus 1.5%. The line of credit agreement contains certain covenants relating to working capital, current ratio, and tangible net worth, prohibits the payment of cash dividends, and expires on March 30, 2000. At December 31, 1998 and 1997, the Company had complied with the loan covenants.

As of December 31, 1998 and 1997, the Company had no outstanding balances under the bank line of credit.

6)  Shareholders' Equity

The Board of Directors, without shareholder approval, may determine the rights, preferences, privileges, and restrictions of the Company's unissued Preferred Stock. Such shares may be issued in one or more series. In 1980, the Company issued 202,300 shares of Common Stock at a price of $2.43 per share in exchange for non-interest bearing promissory notes, which have a balance due of $75,100 at December 31, 1998 and 1997. The notes are due and payable and the Company intends to pursue collection of these notes. In the event that any of the notes are uncollectible, the Company will demand surrender of the related shares issued and will cancel and write off the related notes receivable balance.

Under the Company's Employee Stock Purchase Plan, 150,000 shares of Common Stock have been reserved for issuance at 85% of fair market value as of specified dates. The Plan was suspended in 1991 and no shares have been issued thereunder since 1991.

The Company has a 1991 Incentive Stock Option Plan under which 500,000 shares of Common Stock have been reserved for issuance to employees and consultants.

The Company has a 1991 Director's Stock Option Plan under which 50,000 shares of Common Stock are reserved for issuance. No options were granted or exercised during 1996, 1997, or 1998.

                                 FAFCO Page 8




                  Notes to Consolidated Financial Statements

Options granted under these plans become exercisable at a rate of 20% per year for five years from date of grant and expire six years or ten years from date of grant.

A summary of activity under the 1981 and 1991 Incentive Stock Option Plans follows:

                              			  	Shares Subject            	Exercise Price
		                               		  	to Option                  	Per Share
Outstanding at
 December 31, 1995	                    275,450                	$	0.500-0.625
Granted		                              236,950                	$      	0.125
Canceled		                            (126,950)	               $	0.500-0.560
Exercised		                                  0	                           	0
Outstanding at
 December 31, 1996	                   	385,450	                $	0.125-0.625
Granted		                               21,000	                $      	0.125
Canceled		                             (31,500)	               $	0.125-0.625
Exercised		                                  0		                           0
Outstanding at
 December 31, 1997		                   374,950	                $	0.125-0.500
Granted                                    		0
Canceled		                              (5,500)	               $	0.125-0.500
Exercised		                                  0
Outstanding at
 December 31, 1998		                   369,450	                $	0.125-0.500


The Company applies the intrinsic value method of accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plan in 1998, 1997, or 1996. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net income and earnings per share would have been reduced as follows:

                                  				1998      		  1997 		      1996
Net income
	As reported                         	$	841,600	    $	866,000	   $	311,400
	Pro forma	                           $	832,200	    $	860,200	   $	293,600
Basic earnings per share
	As reported	                         $   	0.25	    $	   0.26   	$   	0.10
	Pro forma	                           $   	0.25	    $	   0.26	   $   	0.09
Diluted earnings per share
	As reported	                         $   	0.20    	$   	0.22   	$   	0.10
	Pro forma	                           $   	0.19    	$   	0.22   	$   	0.09

The fair value of each option granted was estimated on the grant date using the Black-Scholes model.

The following assumptions were made in estimating fair value:

Assumption	   	                             1998	               	1997
	Dividend yield 		                          0%		                 0%
	Risk-free interest rate	                  	5.0%		               5.55%
	Expected life		                            10 years		           10 years
	Expected volatility		                      121.9%		             141.1%

Following is a summary of the status of the plans during 1998, 1997, and 1996.

                                 					Number of 	             Weighted Average
					                                   Shares 	                Exercise Price
Outstanding at January 1, 1998		       374,950	                      $	0.250
Granted		                                    0                           		0
Exercised		                                  0                           		0
Forfeited		                             (5,500)                      		0.159
Outstanding atDecember 31, 1998		      369,450                       		0.251
Options exercisable at
 December 31, 1998		                   283,250	                       	0.299
Weighted average fair value of
 options granted during 1998		            	N/A


                                 					Number of 	             Weighted Average
					                                   Shares	                	Exercise Price

Outstanding at January 1, 1997		       385,450	                        $0.258
Granted		                               21,000		                        0.125
Exercised		                                  0		                            0
Forfeited		                            (31,500)		                       0.460
Outstanding at December 31, 1997		     374,950	                        	0.250
Options exercisable at
 December 31, 1997		                   231,150	                        	0.282
Weighted average
	fair value of options
 granted during 1997			                                                $0.123


                                 					Number of              	Weighted Average
					                                  Shares	                  Exercise Price

Outstanding at January 1, 1996		       275,450	                       $	0.485
Granted		                              236,950		                        0.125
Exercised		                                  0		                            0
Forfeited		                           (126,950)		                       0.502
Outstanding at December 31, 1996		     385,450		                        0.258
Options exercisable at
 December 31,1996		                    199,650		                        0.297
Weighted average
	fair value of options
 granted during 1996			                                                $0.101


Following is a summary of the status of options outstanding at December 31, 1998:


        		                   	Outstanding                 Exercisable

               	            			Weighted
             		                Average      	 Weighted               Weighted
                		          			Remaining  	   Average           	    Average
                            			Contractual    Exercise          	    Exercise
Exercise Price Number          Life           Price       Number     Price

$0.500        	117,500			      1		            $0.500		    117,500  		$0.500
$0.250	         20,000			      3		            $0.250		     12,000	  	$0.250
$0.125	        231,950			      4		            $0.125		    153,750		  $0.125

				           369,450			      3				                      283,250

                                  FAFCO Page 9




                  Notes to Consolidated Financial Statements

The range of exercise prices for the options outstanding at December 31, 1998 is $0.125-$0.50 with a weighted average contractual life of 3 years. The Company estimates that based on vesting at 20% per year at December 31, 1998, approximately 100% of options will eventually vest.

7)  Income Taxes

The provisions for income taxes consist of the following:


Years Ended December 31,		          1998	  	       1997		         1996
Taxes on income:
U.S. Federal
	Current	                           $	  9,000	     $ 	12,000     	$      	0
	Deferred		                          (183,400)		     (28,400)     		(40,300)

					                                (174,400)		     (16,400)		     (40,300)

State
	Current		                             52,000		       20,000		        1,600
	Deferred		                            15,000		        9,600		        2,000

                                  					67,000		       29,600	        	3,600
Foreign
	Current	                                  	0	       	10,000		            0
	Deferred	                                 	0		            0	            	0

                               				$       	0	    $  	10,000     	$      	0
Net income tax
	(benefit) provision              	$	(107,400)    $  	23,200     	$	(36,700)

A reconciliation of the statutory federal income tax rate with the effective tax rate reported in the financial statements follows:


Years Ended December 31,		        1998		         1997		          1996
Statutory federal
	income tax(benefit) rate		        34.0%		        34.0%		         34.0%
Effect on tax rate resulting from:
	State and foreign income taxes,
	net of federal tax benefit		       8.2%		         2.2%		          7.7%
Tax effect of change in valuation
	allowance		                      (65.2%)      		(36.6%)       		(54.8%)
Expiration of tax credits		         2.5%         		1.7%	          	2.0%
Other		                             5.9%	         	1.3%          		0.6%
Effective tax rate		              (14.6%)        		2.6%        		(10.5%)


The Company records its deferred taxes on a tax jurisdiction basis and, with the adoption of FAS No. 109 in 1993, classifies those net amounts as current or noncurrent based on the balance sheet classifications.
Deferred tax assets are comprised of the following:


December 31,	     			                           1998		                1997

Allowance for doubtful accounts			         $	222,600	            $	227,700
Accrued expenses				                          97,300		             132,500
Loss carryforwards				                       598,500		             837,400
Tax credits			                               	48,800		              71,200
Other				                                     43,500             		108,300

                                           1,010,700           		1,377,100
Deferred tax asset valuation allowance			  	(173,200)           		(708,000)
Total deferred taxes, net		               	$	837,500            	$	669,100


At December 31, 1998, the Company had unused federal net operating loss carryforwards of approximately $1,756,600, Florida loss carryforwards of approximately $168,700, and investment and other federal tax credits of approximately $48,800 available to offset future tax liabilities. The net operating losses and credits expire in varying amounts until 2010. The use of the tax credits has been limited by the provisions of the Tax Reform Act of 1986 to reflect the benefit associated with an overall reduction in the corporate tax rate. The Company believes that the "total deferred taxes, net" in the amount of $837,500 is more likely than not to be realized.

8) Transactions with Related Parties

At December 31, 1998 and 1997, $600,000 in principal amount of the Company's subordinated notes (see Note 4) were held by Mr. Freeman A. Ford, an officer, director, and major shareholder of the Company, and his immediate family members.

In April 1996, the Company granted Mr. Ford a warrant to purchase 123,950 shares of Common Stock.

9)  Employee Benefit Plans

The Company has a 401(k) retirement savings plan for all eligible employees who have completed one year of service. Eligible employees have the option to contribute up to 15% of their eligible salary. The Company contributes an amount equal to 25% of the employee contribution, up to a maximum of $400 per employee per year.

10)  Lease Commitments

The Company's rental expense, relating primarily to a lease for its office and manufacturing facility, amounted to $384,300 in 1998, $393,400 in 1997, and $380,300 in 1996. At December 31, 1998, minimum annual lease


                                 FAFCO Page 10



                  Notes to Consolidated Financial Statements

commitments under non-cancelable leases were as follows:


                    				1999		                 405,400
			                    	2000                 		138,600
				                    Total	               $	544,000


The Company is required to pay property taxes, utilities, and insurance under certain of these leases, some of which provide for renewal options at the end of the initial lease term in the year 2000.

11)  Net Income Per Share

Basic earnings per share were calculated as follows:



Years ended December 31,		     1998	           	1997             	1996

Net income                    	$	841,600       	$	866,000        	$	311,400
Average common shares
 outstanding                 		3,303,311      		3,298,311		       3,254,066
Earnings
		per shar                    	$   	0.25       	$   	0.26        	$   	0.10

Basic earnings per share are calculated by dividing net income by the weighted average number of shares issued and outstanding.

Diluted earnings per share were calculated as follows:


Years ended December 31,	      1998		           1997  	    	      1996

Adjusted net income           	$	841,600       	$	866,000        	$	311,400
Average common shares
 outstanding	                 	3,303,311	      	3,298,311       		3,254,066
Add: Exercise of options
 reduced	by the number of
 shares purchased	with
 proceeds		                      325,849		        186,026		             N/A
Add: Exercise of warrants
 reduced by the number of
 shares purchased with
	proceeds		                      102,361         		63,173	             	N/A
Add: Expense of warrants
 attached to debt reduced
 by the number of shares
 purchased with proceeds	       	472,778		        384,231	             	N/A
Adjusted weighted
	average shares outstanding	  	4,204,299      		3,931,741	       	3,254,066
Earnings per common share
	assuming full dilution	       $   	0.20	       $   	0.22	        $   	0.10

12) Licensing Income

During 1997, the Company entered into a licensee agreement with a third party in the Far East under which the Company received and recognized license fee income net of foreign income taxes of $90,000. The agreement allows for the licensee to assemble and sell the IceStorT product in certain countries using the Company's technology and design specifications. For the term of the agreement (eight years), the Company is required to provide parts and technical services to the licensee at prices and rates equivalent to normal list prices.

13)  Litigation

The Company is involved in certain litigation matters. Management believes resolution of these disputes will not have a material adverse effect on the Company's financial condition and results of operation.

14. Business Segment and Concentration of	 Credit Risk

Business Segment: The Company operates in one business segment, the development, production and marketing of polymer heat exchangers for the solar and thermal energy storage markets worldwide.


Product Line                     1998		           1997		          1996
Net Sales
	Solar	                          $	5,899,500	     $	5,918,100	    $	5,164,900
	Thermal Energy
		Storage	                        	5,336,300	      	4,633,400     		3,703,700
				                             $11,235,800	     $10,551,500	    $ 8,868,600

Geographic information for revenues and long-lived assets for the year ended December 31, 1998, 1997, and 1996 are as follows:

                            					1998	            	1997         		1996
Net Sales
	Domestic	                       $	7,235,900	      $	7,555,300	   $	7,588,400
	Foreign
		Japan	                          	2,634,100       		1,961,600    		1,070,100
		Other	                          	1,365,800	       	1,034,600      		210,100

                            				 $11,235,800	      $10,551,500	   $	8,868,600
Long-lived assets
	Domestic	                       $  	583,400	      $  	378,600	   $  	349,600

                                 $  	583,400	      $  	378,600	   $  	349,600


For fiscal 1998 and 1997, the Company had one major customer who individually accounted for 10% or more of sales totaling $2,634,100 and $1,961,600 in 1998 and 1997, respectively. In fiscal 1996, the Company had three major customers who individually accounted for 10% or more of sales totaling $1,242,700, $1,070,100, and $1,061,000.


                                FAFCO Page 11



                 Notes to Consolidated Financial Statements


Concentration of Credit Risk: Most of the Company's business activity is with customers located in California, Florida, and foreign countries. As of December 31, 1998, unsecured trade accounts receivable from customers in California, Florida, and foreign countries were $328,400, $1,302,900, and $594,200, respectively.


                                FAFCO Page 12





                        Report of Independent Auditors


To the Board of Directors of FAFCO, Inc.

We have audited the accompanying consolidated balance sheets of FAFCO, Inc. and its subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAFCO, Inc. and its subsidiary as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.


Burr, Pilger & Mayer
Palo Alto, California
March 1, 1999



                              FAFCO Page 13





                           Summary of Operations

Five-Year Summary of Operations (in thousands, except per share data)

Year Ended December 31,		   1998		     1997 		    1996		     1995		   1994

Net sales	                  $	11,236	  $	10,552	  $	8,869	   $	7,876  $	10,526
Income (loss) before
 income taxes	              $   	734	  $   	889  	$  	274   	$(1,857)	$   	547
(Benefit from) provision
 for income taxes               (107)		      23		     (37)		       1	      	49
Net income (loss)	          $   	841  	$   	866  	$  	311   	$(1,858)	$   	498
Basic net income (loss)
 per share                 	$  	0.25  	$  	0.26  	$ 	0.10   	$	(0.60)	$  	0.14
Diluted net income (loss)
per share                  	$  	0.20	  $  	0.22  	$ 	0.10   	$	(0.60)	$  	0.14

At December 31,	           	1998     		1997     		1996     		1995   		1994

Working capital            	$ 	2,637  	$	 2,007  	$	1,285   	$  	379 	$ 	2,469
Total assets	                 	5,377	    	4,437	   	4,345    		3,557   		5,001
Long-term obligations		          957	      	980	     	951	      	680	     	725
Shareholders' equity       	$ 	2,886	    	2,042   		1,176      		772	   	2,628




Common Stock Data

FAFCO, Inc. Common Stock is traded on the over-the-counter market but is not listed on an exchange or quoted on any automated quotation system. The high and low closing bid quotations for each quarter during 1998 and 1997 were as follows:

Quarter Ended	           March 31		    June 30		  September 30	   December 31
1998 High	               $0.75		       $0.75    		$0.94         		$0.94
1998 Low	                $0.75       		$0.75    		$0.94	         	$0.94
1997 High               	$0.125 		     $0.125   		$0.125	        	$0.750
1997 Low	                $0.125      		$0.125   		$0.125        		$0.125


The quotations above were provided by the National Quotation Bureau. All quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions. At
March 1, 1999, the Company had 706 shareholders of record. FAFCO, Inc. has never paid dividends on its Common Stock and has no plans to do so in the foreseeable future and is prohibited from so doing (see Note 6).

                             FAFCO Page 14



                   Management's Discussion and Analysis

This Annual Report to Shareholders contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below under the heading Factors Affecting Future Results and elsewhere in this Annual Report to Shareholders.

1998 Compared with 1997

Net sales for 1998 increased by 6.5% from $10,551,500 in 1997 to $11,235,800 in 1998. This increase was due to increased unit sales of the Company's IceStorT products.

Net sales of the Company's pool products were relatively stable due to increased unit sales of the Company's SunSaverT product offset by price decreases due to competitive market pressures. Net sales of the Company's IceStorT products were 15.2% higher in 1998 than in 1997 due mainly to increased foreign sales. Pool product sales amounted to 53% of net sales in 1998 compared to 56% of net sales in 1997. IceStorT sales amounted to 47% of net sales in 1998 compared to 44% of net sales in 1997.

Cost of goods sold increased from $5,956,500 (56.5% of net sales ) in 1997 to $6,801,700 (60.5% of net sales ) in 1998. This increase was due primarily to increased sales of lower margin products in both the pool and the IceStorT lines.

Marketing and selling expenses increased from $1,770,000 (16.8% of net sales) in 1997 to $1,942,800 (17.3% of net sales ) in 1998. This increase was due mainly to increased sales and promotional activities in 1998 as compared to 1997.

General and administrative expenses decreased from $1,776,100 (16.8% of net sales) in 1997 to $1,480,200 (13.2% of net sales) in 1998. These decreases were due mainly to bonus and profit-sharing expenses incurred in 1997 which were not incurred in 1998.

Research and development expenses were relatively stable at $202,800 (1.9% of net sales) in 1997 compared with $194,100 (1.7% of net sales) in 1998. This was due mainly to the stabilization in the number of projects designed to improve current products and to develop potential new products, and in the personnel to implement those projects.

Net interest expense was also relatively stable at $128,700 (1.2% of net sales) in 1997 compared with $113,400 (1.0% of net sales) 1998. This decrease was due mainly to lower average daily borrowing in 1998 along with lower interest rates.

1997 Compared with 1996

Net sales for 1997 increased by 19% from $8,868,600 in 1996 to $10,551,500 in 1997. This increase was due primarily to increased unit sales of the Company's pool panel products, along with increased unit sales of the Company's IceStorT products partially offset by the effect of discontinuance of the Company's automated swimming pool controls.

Net sales of the Company's pool products were 14.8% higher in 1997 than 1996 due mainly to increased sales of its Revolutionr model inground pool panels, along with increased sales of its SunSaverT model inground pool panels and increased sales of its SunSaverT model aboveground pool panels. These increases were partially offset by the effect of discontinuance of its proprietary line of automated swimming pool controls, which was phased out as of January 1, 1997. Net sales of the Company's IceStorT products were 25.1% higher in 1997 than in 1996 due mainly to increased domestic sales along with higher foreign sales.

Pool product sales amounted to 56% of net sales in 1997 compared to 58% of net sales in 1996. IceStorT sales amounted to 44% of net sales in 1997 compared to 42% of net sales in 1996. There were no significant price changes in any of the Company's products during 1997.

Cost of goods sold increased in absolute dollars from $5,500,300 in 1996 to $5,956,500 in 1997 while decreasing from 62.0% of net sales in 1996 to 56.5% of net sales in 1997. This decrease as a percent of net sales was due primarily to the fixed costs being allocated over higher sales along with a continued increase of sales of higher margin products in both the pool and the IceStorT lines.

Marketing and selling expenses increased in absolute dollars from $1,575,400 in 1996 to $1,770,000 in 1997 while decreasing from 17.8% of net sales in 1996 to 16.8% of net sales in 1997. These decreases as a percent of net sales were due mainly to the increased level of sales experienced in 1997 as compared to 1996.

General and administrative expenses increased from $1,286,300 (14.5% of net sales) in 1996 to $1,776,100 (16.8% of net sales) in 1997. These increases were due mainly to increased bad debt write-offs along with bonus and profit-sharing expenses incurred in 1997 which were not incurred in 1996.

Research and development expenses increased from $116,000 (1.3% of net sales) in 1996 to $202,800 (1.9%


                                  FAFCO Page 15



                       Management's Discussion and Analysis

of net sales) in 1997. This increase was due mainly to an increase in the number of projects designed to improve current products and to develop potential new products, along with an increase in personnel to implement those projects.

Net interest expense decreased from $169,900 (1.9% of net sales) in 1996 to $128,700 (1.2% of net sales) in 1997. This decrease was due mainly to lower average daily borrowing in 1997 along with lower interest rates.

Seasonality

Historically, the Company has experienced lower sales during the first quarter than during other quarters of each year. In addition, sales typically have increased significantly during the second quarter, declined slightly, and then remained relatively constant during the third and fourth quarters. The Company believes that this pattern derives primarily from the sales of solar heating products. As the Company's product mix shifts to include a larger proportion of other products, such as the thermal energy storage products, the traditional seasonality is being mitigated. Net income is affected by the seasonality of sales as well as by significant marketing and selling expenses typically incurred during the first quarter of each year. These expenses are incurred to develop programs and materials for use throughout the remainder of the year.

In 1998 sales and net income experienced their typical seasonality.

In 1997 sales and net income experienced their typical seasonality, except that sales of pool panel products in the first quarter were increased as a result of the unusually dry and warm weather in both California and Florida. As a result of the increased sales of pool panel products the traditional first quarter loss was not experienced.

In 1996, sales and net income experienced their traditional seasonality, except that sales in the fourth quarter were increased due to sales of IceStorT product. As a result of the ice storage sales, the traditional fourth quarter loss was not experienced.

Liquidity and Capital Resources

The Company's cash position increased significantly from $46,300 at 1997 fiscal year end to $477,500 at 1998 fiscal year end, principally due to cash flow from operations (primarily net income) during the year, partially offset by cash used in investing activities (primarily purchase of fixed assets).

At December 31, 1998, the Company's net accounts receivable had increased slightly to $1,876,600 from $1,833,400 at December 31, 1997, primarily as a result of increased sales in 1998 partially offset by slightly faster collection of accounts receivable.

At December 31, 1998, the Company's accounts payable and other accrued expenses had increased to $1,065,600 from $850,900 at December 31, 1997. This increase is primarily due to increased inventories to support higher sales levels.

At December 31, 1998, the Company's inventories had increased to $1,265,400 from $1,082,900 at December 31, 1997. This increase was due entirely to the buildup of inventories to support increased sales levels.

The Company has a deferred tax asset, net of valuation allowance, at year-end of $837,500 in 1998 and $669,100 in 1997. The Company believes that it is more likely than not that this asset will be fully realized. This belief is based upon the Company's recent history of profitable operations prior to 1995, its return to profitability in 1996, 1997 and 1998, and the Company's expectation that operating results will allow it to realize the net deferred tax asset. However, there can be no assurance that the Company will continue profitability or, if it does, that profits will be sufficient to utilize the net deferred tax asset.

At December 31, 1998, the Company's current ratio was 2.72 to 1 compared with
2.42 to 1 at December 31, 1997 and working capital increased over the same period to $2,637,200 from $2,006,800. Total assets exceeded total liabilities by $2,886,400 at December 31, 1998 compared with $2,042,300 at December 31, 1997.

The Company believes that its cash flow from operations, together with bank borrowings, will be sufficient to support operations during the next twelve months. The foregoing statement of how long the Company's capital resources are expected to last is a forward-looking statement involving risks and uncertainties, including the amount of the Company's sales and the ability of the Company to control its operating expenses and the need to invest in sales and marketing activities in 1998. However, if sales decline from current levels additional debt or equity financing may be required. There can be no assurance that financing, if required, would be available on favorable terms or at all or that such financing will not significantly dilute the ownership interests and rights of existing shareholders. The Company has a line of credit, of which none had been utilized and $1,000,000 remained available under the formula applied to net


                                 FAFCO Page 16



                      Management's Discussion and Analysis


accounts receivable at December 31,1998. This line of credit expires on March 30, 2000.

Factors Affecting Future Results

The Company has reviewed its internal computer systems for year 2000 compliance and is satisfied that all of its internal computer systems are either already year-2000 compliant or can be made year-2000 compliant through simple upgrades. The Company does not expect the costs of achieving full year-2000 compliance to be material for the internal systems. However, there can be no assurance that coding errors or other defects will not be discovered in the future. In addition, since the Company is very small in relation to many of its customers and suppliers, the Company has been unable to ascertain if any of its suppliers and customers are year-2000 compliant. Therefore, there can be no assurances that the Company's cash flow from customers and materials from suppliers will not be interrupted which could result in severe disruptions in the Company's operations.



                               FAFCO Page 17




                    Corporate Directory and Information

Board of Directors

  Freeman A. Ford
  Chairman of the Board, President, and Chief Executive Officer
  FAFCO, Inc.

  William A. Berry*
  Senior Vice President and Chief Financial Officer
  Electric Power Research Institute	a private, nonprofit, research
  organization	doing collaborative research for the	electricity industry.

  Robert W. Selig, Jr.*
  President
  Davis Instruments Corporation	a manufacturer of marine and weather
 	equipment.

________________________
*Audit Committee Member



Executive Officers

  Freeman A. Ford
  Chairman of the Board, President, and Chief Executive Officer

  Alex N. Watt
  Vice President, Finance and Administration,Chief Financial Officer, and Secretary

  David K. Harris
  Vice President, Sales
  Solar Products


Transfer Agent and Registrar

  Continental Stock Transfer & Trust Company
  2 Broadway
  New York, New York  10004
  Telephone:  (212) 509-4000
  Web Site:  http://www.continentalstock.com

Legal Counsel

  Wilson, Sonsini, Goodrich & Rosati
  A Professional Corporation
  650 Page Mill Road
  Palo Alto, California  94304

Independent Accountants

  Burr, Pilger & Mayer
  A Professional Corporation
  261 Hamilton Avenue
  Palo Alto, California  94301

Form 10-K
  A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission, including financial statement schedules but excluding exhibits, is available without charge upon written request to:

  FAFCO, Inc.
  2690 Middlefield Road
  Redwood City, California  94063-3455
  Attention:  Alex N. Watt

Annual Shareholders' Meeting
  The Annual Shareholders' Meeting will be held at 3:00 p.m. on May 6, 1999 at FAFCO, Inc., 2690 Middlefield Road, Redwood City,
  California  94063-3455, Telephone: (650) 363-2690





                             (Inside back cover)