Form 10-K, Exhibit 13
period 1999-12-31
FAFCO INC
filed 2000-04-10
CIK 352956

EXHIBIT 13.1

                                  FAFCO, INC.

                 a manufacturer of polymer heat exchangers

                               1999 Annual Report



                              (Annual Report Cover)


The Company


FAFCO was formed in 1969, was incorporated in 1972, and has produced over one million polymer heat exchangers, primarily for the solar heating and thermal energy storage markets. FAFCO is the leading U.S. manufacturer of solar heating panels, with nearly twice the installed base of solar panel systems of its nearest competitor. In addition, FAFCO is the leading producer of polymer heat exchangers for thermal energy storage applications. FAFCO's IceStorT product line of thermal energy storage equipment significantly increases the effective capacity of electric utilities without the burden of adding new capacity. FAFCO has been issued more than 20 patents.







President's Letter


FAFCO was founded in 1969 and incorporated in 1972 to manufacture polymer heat exchangers currently used in the solar and thermal energy storage (TES) markets worldwide. Net sales declined by 5.5% to $10,621,700 in 1999, primarily due to reduced Asian TES sales. Net profit was $241,000 compared with $841,600 in 1998. In addition to the sales decline noted above, this decrease was due in large part to costs associated with terminating the Company's business relationship with the Tampa distributor of its pool products along with start-up costs to open a Company office in Tampa.

Solar sales were up significantly. Current trends and the strength of the economy suggest a continuing upward trend in solar sales.

Thermal energy storage uses FAFCO's unique polymer heat exchangers to shift peak electrical loads to off-peak times. This reduces the necessity to add new generation capacity to meet peak loads. FAFCO's TES products are sold principally in the United States and Asian markets.

In September 1999, FAFCO paid off $925,000 of subordinated debt. On December 31, 1999, FAFCO has used $461,500 of its combined $1,500,000 credit facilities.

In 1999, FAFCO filed patent applications on manufacturing technology that is expected to come on line in 2000. The new technology will obsolete current processes and will offer greater flexibility to manufacture polymer heat exchangers.

The rapid growth of the Internet benefits FAFCO every day in countless ways. The Internet notwithstanding, there is an increasing need to add and remove heat from buildings, factories, and processes around the world. FAFCO intends to apply its new technology to the growing heat exchange market. FAFCO's past and future success depend on increasingly satisfying our customers and upon the dedication, skill, and loyalty of our fellow workers.

Sincerely,


Freeman A. Ford
President






Consolidated Balance Sheet


December 31,                             1999                    1998
Assets
 Current assets:
  Cash and cash equivalents	             $   64,800              $  477,500
  Accounts receivable, less allowance
   for doubtful accounts of $317,800
   in 1999 and $536,300 in 1998	          1,752,000               1,876,600
  Current portion of long-term notes
   receivable (net)                                                  87,600
  Inventories	                            1,041,600               1,265,400
  Prepaid expenses and other current
   assets	                                  254,200                 183,500
  Other accounts receivable, net of
   allowance	                                27,700                   7,300
  Deferred tax asset, net of allowance      189,500                 273,000

Total current assets                      3,329,800               4,170,900

Plant and equipment, at cost	             3,330,100               2,901,900
Less accumulated depreciation and
amortization                             (2,407,700)             (2,318,500)
                                            922,400                 583,400

Notes receivable and other assets
 (net)                                       31,300	                 58,200
Deferred tax asset, net of allowance        703,300                 564,500

Total assets                             $4,986,800              $5,377,000

Liabilities and shareholders' equity
 Current liabilities:
  Bank line of credit	                   $  461,500              $        0
  Accounts payable and other accrued
   expenses                                 802,500               1,065,600
  Accrued compensation and benefits	        281,100                 217,300
  Accrued warranty expense                  282,700                 232,200
  Other current liabilities                  15,000
  Income taxes payable                                               18,600

Total current liabilities                 1,842,800               1,533,700

Convertible subordinated notes
 ($600,000 was owed to related
  parties in 1998)                                                  925,000
Other non-current liabilities                16,600	           						31,900

Total liabilities                    			 $1,859,400	             $2,490,600

Commitments and contingent liabilities
Shareholders' equity:
	Preferred Stock-authorized 1,000,000
  shares of $1.00	par value, none of
  which has been issued
	Common Stock-authorized 10,000,000
  shares of	$0.125 par value;
  3,303,311 issued and outstanding
  in 1999 and 1998		                      		412,800	               	412,800
	Capital in excess of par value				       5,107,100	             	5,107,100
	Notes receivable secured by Common
  Stock			                                 	(75,100)	              	(75,100)
	Accumulated deficit			                 	(2,317,400)	           	(2,558,400)
Total shareholders' equity				            3,127,400	             	2,886,400
Total liabilities and shareholders'
equity 			                               $4,986,800	             $5,377,000



The accompanying notes are an integral part of this statement.


Consolidated Statement of Operations

Year ended December 31,    	       1999	            1998	            1997
Net sales	                     $	10,621,700	    $	11,235,800	    $	10,551,500
Other income (net)		                 17,100		         30,600	        	171,800
Total revenues		                 10,638,800     		11,266,400     		10,723,300
Cost of goods sold		              6,436,400	      	6,801,700      		5,956,500
Marketing and selling expense		   1,854,300      		1,942,800      		1,770,000
General and administrative
 expense                        		1,752,600	      	1,480,200      		1,776,100
Research and development expense		  327,600	        	194,100	        	202,800
Net interest expense		               71,700		        113,400	        	128,700
Total costs and expenses		       10,442,600     		10,532,200	      	9,834,100
Income before income taxes 		       196,200        		734,200        		889,200
Provision for (benefit from)
income taxes		                      (44,800)      		(107,400)	        	23,200
Net income 	                    $  	241,000        		841,600   	$    	866,000
Basic net income per share	     $     	0.07           		0.25	   $       	0.26
Diluted net income per share   	$     	0.06	           	0.20   	$       	0.22



The accompanying notes are an integral part of this statement.




Consolidated Statement of Shareholders' Equity


								                                     Notes
                                           Receivable
           	Number           		Capital in	  Secured by   Retained  	  Total
           			of     	Common  	Excess of	     Common   	Earnings  	Shareholder
           	Shares  	 Stock 	  Par Value	      Stock 	   Deficit     	Equity

Balance at
December
31, 1996	   3,298,311	 412,200	5,105,200  	(75,100)	    (4,266,000) 	1,176,300
Net income
for the
year						                                                	866,000

Balance at
December
31, 1997   	3,298,311 	412,200	5,105,200  	(75,100)	    (3,400,000) 	2,042,300
Net income
for the
year						                                                	841,600
Issuance
of shares
upon
exercise
of a stock
option	         5,000	     600		   1,900

Balance at
December
31, 1998	   3,303,311	 412,800	5,107,100 		(75,100)    	(2,558,400) 	2,886,400
Net income
for the
year						                                                	241,000

Balance at
December
31, 1999   	3,303,311	 412,800	5,107,100	  (75,100)	    (2,317,400)	 3,127,400


The accompanying notes are an integral part of this statement.




Consolidated Statement of Cash Flows




Year Ended December 31,	               1999	         1998	           1997

Cash flow from operating
 activities:

Net income 	                          $	241,000	    $	841,600	      $	866,000
	Adjustments to reconcile net income
 to net cash provided by (used in)
 operating activities:
		Depreciation		                        184,400     		137,600       		130,700
		Write offs and allowance for
  doubtful accounts	                     	165,500	      	53,900       		265,500
		Gain on sale of fixed assets		         (2,400)	    	(19,000)
	Change in assets and liabilities:
		Accounts receivables		                 13,100     		(92,200)	     	(215,900)
		Inventories		                         223,800	    	(182,500)	     	(165,500)
		Prepaid expenses and other current
   assets	                             	(70,700)     		(9,500)      		(23,200)
		Deferred tax assets	                 	(55,300)   		(168,400)	      	(19,700)
		Notes receivable and other assets    		40,100	      	94,200        		54,600
		Payables, accrued expenses and
   other current liabilities	         	(152,400)	    	119,600	       	(44,800)
		Other non-current liabilities	       	(15,300)	    	(23,200)       		28,700
Net cash provided by operations		       571,800	     	752,100       		876,400

Cash flow from investing activities:

	Purchase of fixed assets	            	(523,400)   		(342,400)	     	(159,700)
	Proceeds from sale of fixed assets	     	2,400	      	19,000
Net cash used in investing activities		(521,000)	   	(323,400)     		(159,700)

Cash flow from financing activities:

	Proceeds from sale of common stock			                 	2,500
	Repayment of subordinated debt		      (925,000)
	Borrowings (payments) on line of
  credit		                              461,500                  				(758,600)
	Net cash (used in) provided by
  financing activities	               	(463,500)	      	2,500      		(758,600)

Net increase (decrease) in cash and
	cash equivalents		                    (412,700)    		431,200	       	(41,900)
Cash and cash equivalents,
 beginning of year                    		477,500	      	46,300         	88,200
Cash and cash equivalents, end
 of year	                             $ 	64,800	    $	477,500	      $ 	46,300

Supplemental disclosures of
 cash flow information:

Cash paid during the year for
 interest	                            $	109,400    	$	123,100      	$	142,100
Net cash paid during the year
 for income taxes	                    $ 	69,800	    $ 	63,000      	$ 	10,000
Noncash transaction (account
 receivable converted to note
 receivable)				                                                   	$	126,400



The accompanying notes are an integral part of this statement.



Notes to Consolidated Financial Statements


1)	Organization and Summary of Signif	cant Accounting Policies

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

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include highly liquid investments with a maturity of three months or less.Inventories: Inventories are stated at the lower of cost or market determined using the first-in, first-out (FIFO) method.

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

Earnings per Common Share: Basic earnings per common share is computed using the weighted average number of shares outstanding. Diluted earnings per common share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock and shares issuable upon conversion of certain convertible securities.

Warranties: In the normal course of business, the Company makes certain warranties as to workmanship and materials. Product warranty periods range from two to fifteen years for full coverage. The estimated future expense of these warranties is accrued at the time of sale. The estimates inherent in accounting for such warranties are reviewed and revisions to previous estimates are made as required to reflect the most current information available.Accounting for Stock-Based Compensation: The Company has elected to account for stock-based compensation under the intrinsic value method in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. Under this method, no compensation expense is recorded for stock options granted when the exercise price of the option granted is equal to or exceeds the fair market value of the Company's common stock. The Company makes the pro forma disclosures of stock-based compensation required by SFAS No. 123.

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

Long-Term Debt: The fair value of the Company's long-term debt is estimated based on the borrowing rates currently available to the Company for loans with similar terms. At December 31, 1999, the carrying amount approximates estimated fair value of long-term debt.

Recently Issued Accounting Pronouncements: The Financial Accounting Standards Board (FASB) has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes a new model for accounting for derivatives and hedging activities. Since there is no derivative and hedging activity within the Company, application of this standard, required in the first quarter of 2001 as a result of the Issuance of SFAS No. 137, is not expected to have an impact on the results and financial position of the Company.

Reclassifications: Certain reclassifications have been made in the prior year's statements in order to conform to the presentation in the current year.

2)  Inventories Consist of the Following:

December 31,    	                      1999	                 1998

Raw materials	                     $  	499,400	          $  	661,800
Work in progress		                     220,000		             211,500
Finished goods	  	                     322,200		             392,100
                                 		$	1,041,600          	$	1,265,400


3)  Plant and Equipment

Plant and equipment consists of the following:

December 31,    	                      1999	                  1998

Machinery and	equipment	           $	2,445,000           	$ 2,191,500
Office and computer	equipment        		578,300	              	488,600
Leasehold	improvements		                88,600               		88,600
Vehicles		                             218,200		              133,200
                                 		$	3,330,100           	$	2,901,900
Less accumulated	depreciation
 and	amortization		                 (2,407,700)          		(2,318,500)
                                   $  	922,400           	$  	583,400


As of December 31, 1999 and December 31, 1998, the Company had $375,000 and $169,700, respectively, of construction in progress that is included in the above asset balances by category. These assets are expected to be placed in service during the year ended December 31, 2000.

4)  Subordinated Notes and Warrants

At December 31, 1998 and 1997, subordinated notes consisted of $925,000 of notes bearing interest at 11% per annum payable quarterly with warrants attached to purchase Common Stock. The Company paid off the notes and accrued interest in September 1999. The exercise price of the warrants is $0.125 per share, the maximum aggregate number of shares issuable upon exercise of the warrants is 555,000, and the unexercised warrants expire March 27, 2000.

5)  Bank Borrowing

The Company has a bank line of credit secured by substantially all the assets of the Company. The line of credit allows the Company to borrow the lesser of $1,000,000 or an amount determined by a formula applied to net accounts receivable, inventories, and net plant and equipment. Amounts borrowed bear interest at the bank's prime rate plus 1.5%. The line of credit agreement contains certain covenants relating to working capital, current ratio, and tangible net worth, prohibits the payment of cash dividends, and expires on June 30, 2000. At December 31, 1999 and 1998, the Company had complied with the loan covenants.

As of December 31, 1999, the Company had an outstanding balance on this line of credit of $461,500.

As of December 31, 1998 and 1997, the Company had no outstanding balances ] under the bank line of credit.

In addition to the line of credit, the Company has a 36-month term loan available in the amount of $500,000 bearing interest at prime plus 1.8%. At December 31, 1999, the Company had no outstanding balance on this loan.

6)  Shareholders' Equity

The Board of Directors, without shareholder approval, may determine the rights, preferences, privileges, and restrictions of the Company's unissued Preferred Stock. Such shares may be issued in one or more series. In 1980, the Company issued 202,300 shares of Common Stock at a price of $2.43 per share in exchange for non-interest bearing promissory notes, which have a balance due of $75,100 at December 31, 1999 and 1998. The notes are due and payable and the Company intends to pursue collection of these notes.
In the event that any of the notes are uncollectible, the Company will demand surrender of the related shares issued and will cancel and write off the related notes receivable balance.

Under the Company's Employee Stock Purchase Plan, 150,000 shares of Common Stock have been reserved for issuance at 85% of fair market value as of specified dates. The Plan was suspended in 1991 and no shares have been issued thereunder since 1991.

The Company has a 1991 Incentive Stock Option Plan under which 500,000 shares of Common Stock have been reserved for issuance to employees and consultants. During 1999, the Company granted options to purchase 136,000 shares, exercisable at $0.50 per share, the fair market value on the date of grant.

The Company has a 1991 Director's Stock Option Plan under which 50,000 shares of Common Stock are reserved for issuance. No options were granted or exercised during 1997 or 1998. During 1999, the Company granted options to purchase 20,000 shares, exercisable at $0.50 per share, the fair market value on the date of grant.

Options granted under these plans become exercisable at a rate of 20% per year for five years from date of grant and expire six years or ten years from date of grant.

A summary of activity under the 1981 and 1991 Incentive Stock Option Plans follows:


	                                       Shares Subject      	Exercise Price
                                          to Option	            Per Share

Outstanding at	December 31, 1996		          385,450	          $	0.125-0.625
Granted		                                    21,000                	$	0.125
Canceled		                                  (31,500)         	$	0.125-0.625
Exercised	                                       	0                     		0
Outstanding at December 31, 1997		          374,950	          $	0.125-0.500
Granted		                                         0	                     	0
Canceled		                                   (5,500)         	$	0.125-0.500
Exercised		                                       0                     		0
Outstanding at	December 31, 1998          		369,450	          $	0.125-0.500
Granted		                                   136,000	          $	0.500-0.550
Canceled		                                 (117,500)	               $	0.500
Outstanding at	December 31, 1999		          387,950	           $0.125-0.550


The Company applies the intrinsic value method of accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plan in 1999, 1998, or 1997. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net income and earnings per share would have been reduced as follows:


	                                  	1999            	1998         	1997
Net income
	As reported                       	$	241,000	       $	841,600	    $	866,000
	Pro forma	                         $	232,700	       $	832,200	    $	860,200
Basic earnings
	per share
	As reported	                       $   	0.07       	$   	0.25    	$   	0.26
	Pro forma	                         $   	0.07       	$   	0.25    	$   	0.26
Diluted earnings
	per share
	As reported                       	$   	0.06       	$   	0.20    	$   	0.22
	Pro forma	                         $   	0.06       	$   	0.19    	$   	0.22


The fair value of each option granted was estimated on the grant date using the Black-Scholes model.

The following assumptions were made in estimating fair value:



Assumption                          1999        	 1998	          1997

Dividend yield                       		0%	          	0%	           	0%
Risk-free interest rate             	6.5%	        	5.0%	         	5.55%
Expected life		                  10 years		    10 years      		10 years
Expected volatility	              	134.4%		      121.9%	        	141.1%


Following is a summary of the status of the plans during 1999, 1998, and 1997.



                                   	Number of               	Weighted Average
                                     Shares	                  Exercise Price

Options exercisable
	at December 31, 1999		              321,250		                       0.298
Weighted average
	fair value of options
	granted during 1999	                                               $0.2427


                                     Number of            Weighted Average
                                       Shares	             Exercise Price
Options exercisable
	at December 31, 1998		                283,250		                   0.299
Weighted average
	fair value of options
	granted during 1998	                                                N/A


                                    	Number of             	Weighted Average
                                      Shares	                Exercise Price
Options exercisable
	at December 31, 1997		               231,150		                      0.282
Weighted average
	fair value of options
	granted during 1997	                                               $0.123

Following is a summary of the status of options outstanding at December 31, 1999:

		                   Outstanding                 Exercisable

		                     Weighted
                       Average     Weighted               	  Weighted
       		             Remaining     Average                 	Average
Exercise	            Contractual   Exercise                 	Exercise
Price    	Number	       Life	        Price	      Number	      Price
$0.250	    20,000	        2	          $0.250	      16,000	      $0.250
$0.125	   231,950	        3          	$0.125     	178,750      	$0.125
$0.500	   111,000	       10	          $0.500	     101,500	      $0.500
$0.550	    25,000	       10	          $0.550	      25,000	      $0.500
        		387,950	                              		321,250

7)  Income Taxes
The provisions for income taxes consist of the following:


Years Ended	December 31,        	1999	        1998	           1997
Taxes on income:
U.S. Federal
	Current	                        $  	4,000	   $   	9,000	     $ 	12,000
	Deferred		                        (56,200)		   (183,400)		     (28,400)
			                              $	(52,200)	  $ (174,400)	    $	(16,400)
State
	Current		                           6,000      		52,000	       	20,000
	Deferred		                          1,400		      15,000		        9,600
			                              $  	7,400   	$  	67,000	     $ 	29,600
Foreign
	Current                               		0	          	 0		       10,000
	Deferred		                              0           		0	            	0
			                              $      	0   	$       	0     	$ 	10,000
Net income tax
	(benefit)
	provision	                      $	(44,800)	  $	(107,400)	    $ 	23,200

A reconciliation of the statutory federal income tax rate with the effective tax rate reported in the financial statements follows:


Years Ended	December 31,         	1999	        1998	          1997
Statutory federal
	income tax rate	                  34.0%	       34.0%	         34.0%
Effect on tax rate
	resulting from:
	State and foreign
	income taxes,
	net of federal
	tax benefit	                      (0.4%)	       8.2%	          2.2%
Tax effect of change
	in valuation
	allowance	                       (71.9%)	     (65.2%)	       (36.6%)
Expiration of
	tax credits	                       8.2%	        2.5%	          1.7%
Other	                              7.3%	        5.9%	          1.3%
Effective tax rate	               (22.8%)	     (14.6%)	         2.6%

The Company records its deferred taxes on a tax jurisdiction basis and classifies those net amounts as current or noncurrent based on the balance sheet classifications.

Deferred tax assets are comprised of the following:

December 31,	                             1999	                  1998

Allowance for doubtful	accounts	          $	148,800	             $	222,600
Accrued expenses		                          121,400	               	97,300
Loss carryforwards		                        595,700		              598,500
Tax credits		                                29,600		               48,800
Other		                                      26,900		               43,500
			                                         922,400		            1,010,700
Deferred tax asset
	valuation allowance	                      	(29,600)	            	(173,200)
Total deferred taxes,
	net	                                     $	892,800	             $	837,500

At December 31, 1999, the Company had unused federal net operating loss carryforwards of approximately $1,734,600, Florida loss carryforwards of approximately $162,900, and investment and other federal tax credits of approximately $29,600 available to offset future tax liabilities. The net operating losses and credits expire in varying amounts until 2010. The use of the tax credits has been limited by the provisions of the Tax Reform
Act of 1986 to reflect the benefit associated with an overall reduction in the corporate tax rate. The Company believes that the "total deferred taxes, net" in the amount of $892,800 is more likely than not to be realized.8) Transactions with Related PartiesAt December 31, 1998 and 1997, $600,000 in principal amount of the Company's subordinated notes (see Note 4) were held by Mr. Freeman A. Ford, an officer, director, and major shareholder of the Company, and his immediate family members. These notes were paid off in September 1999.

9)  Employee Benefit Plans

The Company has a 401(k) retirement savings plan for all eligible employees who have completed one year of service. Eligible employees have the option to contribute up to 15% of their eligible salary. The Company contributes an amount equal to 25% of the employee contribution, up to a maximum of $400 per employee per year.

10)  Lease Commitments

The Company's rental expense, relating primarily to a lease for its office and manufacturing facility, amounted to $417,100 in 1999, $384,300 in 1998, and $393,400 in 1997. At December 31, 1999, minimum annual lease commitments under non-cancelable leases were as follows:


		2000		      448,800
		2001		      436,700
		2002		      427,000
		2003		      427,000
		2004	      	427,000
		2005	      	213,500
		Total	  $	2,380,000


The Company is required to pay property taxes, utilities, and insurance under certain of these leases. The Company has exercised its option to extend the lease on its premises through June 2005.

11)  Net Income Per Share

Basic earnings per share were calculated as follows:


Years ended December 31,             	1999	        1998	         1997
Net income 	                          $	 241,000	  $ 	841,600    $ 	 866,000
Average	common	shares	outstanding		    3,303,311		  3,303,311	   	 3,298,311
Earnings per share	                   $    	0.07   $    	0.25    $     	0.26


Basic earnings per share are calculated by dividing net income by the weighted average number of shares issued and outstanding. ]

Diluted earnings per share were calculated as follows:


Years ended December 31,              	1999	        1998	         1997
Adjusted net income                   	$ 	241,000	  $	 841,600	   $ 	866,000
Average co	mon shares outstanding		     3,303,311		  3,303,311	   	3,298,311
Add: Exercise of options reduced
	by the number of shares purchased
	with proceeds		                          271,523    		325,849		     186,026
Add: Exercise of	warrants r	duced
 by the	number of shares	purchased
 with	proceeds		                           87,039		    102,361		      63,173
Add: Expense of	warrants attached
	to debt reduced	by the number of
	shares purchased	with proceeds		         438,158		    472,778	     	384,231
Adjusted weighted	average shares
	outstanding		                          4,100,032		  4,204,299	   	3,931,741
Earnings per common share	assuming
 full dilution	                        $	    0.06  	$    	0.2   0	$    	0.22


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

14) Business Segment and Concentration of	Credit Risk

Business Segment: The Company operates in one business segment, the development, production and marketing of polymer heat exchangers for the solar and thermal energy storage markets worldwide.

Product Line	                     1999	           1998	          1997
Net Sales	Solar	                  $	6,370,000	    $	5,899,500	   $	5,918,100
	Thermal Energy	Storage		           4,251,700		     5,336,300	    	4,633,400
                               			$10,621,700	    $11,235,800   	$10,551,500

Geographic information for revenues and long-lived assets for the year ended December 31, 1999, 1998, and 1997 are as follows:


		                                 1999	          1998	          1997
Net Sales	Domestic	                $	7,841,500	   $	7,235,900	   $	7,555,300
	Foreign	Japan		                     1,876,600		    2,634,100	    	1,961,600
		Other		                              903,600    		1,365,800	    	1,034,600
                                			$10,621,700 	  $11,235,800	   $10,551,500


Long-lived assets	Domestic	        $	  922,400	   $  	583,400   	$  	378,600
                                			$  	922,400   	$  	583,400   	$  	378,600


For fiscal 1999-1998, and 1997, the Company had one major customer who individually accounted for 10% or more of sales totaling $1,876,600, $2,634,100 and $1,961,600 in 1999, 1998, and 1997, respectively.

Concentration of Credit Risk: Most of the Company's business activity is with customers located in California, Florida, and foreign countries.
As of December 31, 1999, unsecured trade accounts receivable from customers in California, Florida, and foreign countries were $393,600, $1,057,400, and $476,500, respectively.





Report of Independent Auditors

To the Board of Directors and Stockholders of FAFCO, Inc.

We have audited the accompanying consolidated balance sheets of FAFCO, Inc. (a California corporation) and its subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAFCO, Inc. and its subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


Burr, Pilger & Mayer
San Francisco, California

March 3, 2000





Summary of Operations

Five-Year Summary of Operations (in thousands, except per share data)


Year Ended
December 31,	            1999 	     1998	      1997 	     1996	     1995
Net sales	               $	10,622	  $	11,236	  $	10,552	  $	8,869	  $	7,876
Income (loss) before
 income taxes	           $   	196  	$   	734  	$   	889  	$  	274  	$(1,857)
(Benefit from)
 provision for income
 taxes		                            $   (107)	 $	    23	  $  	(37) 	$    	1
Net income (loss)	       $   	241  	$   	841  	$   	866  	$	  311  	$(1,858)
Basic net income (loss)
 per share	              $	  0.07  	$	  0.25  	$  	0.26  	$ 	0.10  	$	(0.60)
Diluted net income
 (loss) per share	       $  	0.06	  $  	0.20	  $  	0.22	  $ 	0.10  	$	(0.60)


At December 31,	         1999	      1998	      1997	      1996	     1995
Working capital	         $	1,487	   $	2,637	   $	2,007   	$	1,285  	$  	379
Total assets	            $	4,987	   $	5,377	   $	4,437   	$	4,345  	$	3,557
Long-term obligations	   $   	17   	$  	957   	$  	980   	$  	951  	$  	680
Shareholders' equity	    $	3,127	   $	2,886	   $	2,042   	$	1,176	  $  	772


Common Stock Data

FAFCO, Inc. Common Stock is traded on the over-the-counter market but is not listed on an exchange or quoted on any automated quotation system. The high and low closing bid quotations for each quarter during 1999 and 1998 were as follows:



Quarter Ended	      March 31	     June 30	     September 30	     December 31
1999 High	           $1.00	        $1.00	         $1.00	            $0.75
1999 Low	            $0.94	        $1.00	         $0.75	            $0.25
1998 High	           $0.75 	       $0.75	         $0.94	            $0.94
1998 Low	            $0.75	        $0.75	         $0.94	            $0.94

The quotations above were provided by the National Quotation Bureau.
All quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. At March 14, 2000, the Company had 692 shareholders of record. FAFCO, Inc. has never paid dividends on its Common Stock, has no plans to do so in the foreseeable future and is prohibited from so doing (see Note 6).

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

1999 Compared with 1998

Net sales for 1999 decreased by 5.5% from $11,235,800 in 1998 to $10,621,700 in 1999. This decrease was due to decreased sales of the Company's IceStorT products partially offset by increased unit sales of the Company's pool products.

Net sales of the Company's IceStorT products were 20.3% lower in 1999 than in 1998 due to decreased foreign sales. Pool product sales were 8% higher in 1999 than in 1998 due to increased unit sales. Pool product sales amounted to 60% of net sales in 1999 compared to 53% of net sales in 1998. IceStorT sales amounted to 40% of net sales in 1999 compared to 47% of net sales in 1998.

Cost of goods sold decreased in absolute dollars from $6,801,700 in 1998 to $6,436,400 in 1999 while remaining stable as a percentage of net sales (60.5% in 1998 compared to 60.6% in 1999).

Marketing and selling expenses decreased in absolute dollars from $1,942,800 in 1998 (17.3% of net sales) to $1,854,300 (17.5% of net sales)
in 1999. These decreases were due to small decreases in a variety of expense categories, no one of which is by itself significant.

General and administrative expenses increased from $1,480,200 (13.2% of net sales) in 1998 to $1,752,600 (16.5% of net sales) in 1999. These increases were due to a bad debt write-off as the result of terminating the Comany's business relationship with the Tampa distributor of its pool products. This business termination also resulted in general and administrative start-up costs to open a Company sales office in Tampa.

Research and development expenses increased from $194,100 (1.7% of net sales) in 1998 to $327,600 (3.1% of net sales) in 1999. These increases were due mainly to an increased personnel and projects.

Net interest expense decreased from $113,400 (1.0% of net sales) in 1998 to $71,700 (0.7% of net sales) in 1999. This decrease was due primarily to paying off the Company's subordinated debt in September 1999.

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

Cost of goods sold increased from $5,956,500 (56.5% of net sales) in 1997 to $6,801,700 (60.5% of net sales) in 1998. This increase was due primarily to increased sales of lower margin products in both the pool and the IceStorT lines.

Marketing and selling expenses increased from $1,770,000 (16.8% of net sales) in 1997 to $1,942,800 (17.3% of net sales) in 1998. This increase was due mainly to increased sales and promotional activities in 1998 as compared to 1997.

General and administrative expenses decreased from $1,776,100 (16.8% of net sales) in 1997 to $1,480,200 (13.2% of net sales) in 1998. These decreases were due mainly to bonus and profit-sharing expenses incurred in 1997 which were not incurred in 1998.

Research and development expenses were relatively stable at $202,800 (1.9% of net sales) in 1997 compared with $194,100 (1.7% of net sales) in 1998. This was due mainly to the stabilization in the number of projects designed to improve current products and to develop potential new products, and in the personnel to implement those projects.
Net interest expense was also relatively stable at $128,700 (1.2% of net sales) in 1997 compared with $113,400 (1.0% of net sales) in 1998.
This decrease was due mainly to lower average daily borrowing in 1998 along with lower interest rates.

Seasonality

Historically, the Company has experienced lower solar sales during the first quarter than during other quarters of each year. In addition, sales typically have increased significantly during the second quarter, declined slightly, and then remained relatively constant during the third and fourth quarters. As the Company's product mix shifts to include a larger proportion of other products, such as the thermal energy storage products, the traditional seasonality is being mitigated. Net income is affected by the seasonality of sales as well as by significant marketing and selling expenses typically incurred during the first quarter of each year. These expenses are incurred to develop programs and materials for use throughout the remainder of the year.

In 1999, sales of solar heating products experienced their typical seasonality. Sales and net income decreased in the third and fourth quarters due to decreased sales of IceStorT products.

In 1998 sales and net income experienced their typical seasonality.

In 1997 sales and net income experienced their typical seasonality, except that sales of pool panel products in the first quarter increased as a result of the unusually dry and warm weather in both California and Florida. As a result of the increased sales of pool panel products the traditional first quarter loss was not experienced.

Liquidity and Capital Resources

The Company's cash position decreased from $477,500 at 1998 fiscal year end to $64,800 at 1999 fiscal year end, principally due to cash flow from financing activities (payment of subordinated debt) offset in part by borrowings on line of credit, and investing activities (purchase of fixed assets.

At December 31, 1999 the Company's net accounts receivable had decreased to $1,752,000 from $1,876,600 at December 31, 1998. This decrease was due primarily to lower sales during the fourth quarter of 1999.

At December 31, 1999, the Company's accounts payable and other accrued expenses had decreased to $802,500 from $1,065,600 at December 31, 1998. This decrease was due primarily to decreased inventory levels.

At December 31, 1999 the Company's inventories had decreased to $1,041,600 from $1,265,400 at December 31, 1998. This decrease was due primarily to an inventory management program implemented during the year.

At December 31, 1999, net plant and equipment had increased to $922,400 from $583,400 at December 31, 1998. The main reason for this increase was the construction of new production equipment developed to improve processes and products.

The Company had a deferred tax asset, net of valuation allowance, at year-end of $892,800 in 1999 and $837,500 in 1998. The Company believes that it is more likely than not that this asset will be fully realized. This belief is based upon the Company's recent history of profitable operations. However, there can be no assurance that the Company will continue profitability or, if it does, that profits will be sufficient to utilize the net deferred tax asset.

At December 31, 1999, the Company's current ratio was 1.81 to 1 compared with 2.72 to 1 at December 31, 1998 and working capital decreased over the same period to $1,487,000 from $2,637,200. Total assets exceeded total liabilities by $3,127,400 at December 31, 1999 compared with $2,886,400 at December 31, 1998.

The Company believes that its cash flow from operations, together with bank borrowings, will be sufficient to support operations during the next twelve months. The foregoing statement of how long the Company's capital resources are expected to last is a forward-looking statement involving risks and uncertainties, including the amount of the Company's sales and the ability of the Company to control its operating expenses. However, if sales decline from current levels additional debt or equity financing may be required.
here can be no assurance that financing, if required, would be available on favorable terms or at all or that such financing will not significantly dilute the ownership interests and rights of existing shareholders.
The Company has a line of credit, of which $461,500 had been utilized and $538,500 remained available under the formula applied to net accounts receivable at December 31,1999. This line of credit expires on June 30, 2000.

In addition to the line of credit, the Company has a 36-month time loan available in the amount of $500,000 bearing interest at prime plus 1.8%. At December 31, 1999, the Company had no outstanding balance on this loan.

Factors Affecting Future Results

Export sales are subject to certain controls and restrictions, including tariffs and import duties and are subject to certain risks, including changing regulatory requirements of foreign jurisdictions and transportation delays and interruptions; however, the Company has not experienced any material difficulties in the past relating to such limitations.


Corporate Directory and Information

Board of Directors

Freeman A. Ford
Chairman of the Board, President, and
Chief Executive Officer
FAFCO, Inc.

William A. Berry*
Senior Vice President and
Chief Financial Officer
Electric Power Research Institute
	a private, nonprofit, research organization doing collaborative research for the electricity industry.

William F. Chisholm
Manager
Bain & Company
 a management consultant firm

David F. Ford
President
Danger! Books
	a publishing and sales company

Robert W. Selig, Jr.*
President
Davis Instruments Corporation
	a manufacturer of marine and weather
	equipment.

_________________________
*Audit Committee Member



Executive Officers

Freeman A. Ford
Chairman of the Board, President, and
Chief Executive Officer

Alex N. Watt
Executive Vice President and Secretary

David K. Harris
Vice President, Sales
Solar Products

Nancy I. Garvin
Vice President, Finance



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
 Attention:  Alex N. Watt


Annual Shareholders' Meeting

The Annual Shareholders' Meeting will be held at 3:00 p.m.
on May 4, 2000 at FAFCO, Inc., 2690 Middlefield Road,
Redwood City, California  94063-3455, Telephone: (650) 363-2690




FAFCO, Inc.
2690 Middlefield Road
Redwood City, California  94063-3455
650.363.2690
http://www.fafco.com