Form 10-K405, Exhibit 13
period 2000-12-31
FAFCO INC
filed 2001-05-31
CIK 352956

                                                                    Exhibit 13.1

--------------------------------------------------------------------------------
THE COMPANY
--------------------------------------------------------------------------------

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



                                                                    FAFCO page 2

--------------------------------------------------------------------------------
PRESIDENT'S LETTER
--------------------------------------------------------------------------------

[GRAPHIC]

FAFCO was founded in 1969 and incorporated in 1972 to manufacture polymer heat OMITTED][GRAPHIC OMITTED] exchangers currently used in the solar and thermal energy storage (TES) markets worldwide. FAFCO is the oldest and largest producer of solar pool heating panels in the United States.

Net sales increased by 8.1% to $11,481,500 in 2000, primarily due to increased solar product sales. Net loss was $60,200 compared with a net profit of $241,000 in 1999.

On August 31, 2000, FAFCO moved from leased facilities in Redwood City, to a new 57,500 square foot plant on 6 acres that is owned by the Company in Chico, California. Our new Chico location allows access to undergraduate and graduate college students, eases the financial burden of new home ownership for our employees, and is supportive of commercial enterprise. The monthly debt service on FAFCO's ultramodern plant is significantly less than its former monthly lease payments.

Solar product sales were up significantly over the prior year. In addition to solar product sales increasing overall, FAFCO's company office in Tampa is fully operational and doing extremely well. FAFCO is also promoting other miscellaneous pool products through its direct sales channel, pool retail and pool wholesale channels of distribution. Significant increases in natural gas prices and energy shortages in California also bode well for demand in the solar energy products market.

Our thermal energy storage (TES) products use FAFCO's unique polymer heat exchangers to shift peak electrical loads to off-peak times. This reduces the necessity to add new generation capacity to meet peak loads. FAFCO's TES products are sold primarily in the United States and Asian markets.

TES offers business a way to mitigate the current California electrical shortage by shifting from peak to off peak for a fraction of the cost of new capacity. We believe an increase in the California TES market could significantly increase demand for our TES products.

FAFCO has applied for several patents on new manufacturing processes, which substantially enhance its products while lowering the cost of manufacturing.

FAFCO'S move to Chico has afforded it an opportunity to reenergize the company with approximately 50 new employees. The dedication and experience of FAFCO's original staff when combined with the new energy and enthusiasm of its Chico employees, promises a new chapter in FAFCO's long history. A combination of new markets, new products, and new manufacturing process opportunities gives all of us at FAFCO optimism for the success of our new location.

Sincerely,


Freeman A. Ford
President



                                                                    FAFCO page 3

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

DECEMBER 31,                                                       2000              1999
---------------------------------------------------------------------------------------------
Assets
 Current assets:
  Cash and cash equivalents                                     $    10,100       $    64,800
  Accounts receivable, less allowance for doubtful
   accounts of $400,000 in 2000 and $317,800 in 1999              1,969,400         1,752,000
  Inventories                                                     1,225,900         1,041,600
  Prepaid expenses and other current assets                         211,500           254,200
  Other accounts receivable, net of allowance                        21,600            27,700
  Deferred tax asset, net of allowance                              215,700           189,500
                                                                -----------       -----------
Total current assets                                              3,654,200         3,329,800
                                                                -----------       -----------
Property, plant and equipment, at cost                            7,104,000         3,330,100
Less accumulated depreciation and amortization                   (1,760,000)       (2,407,700)
                                                                -----------       -----------
                                                                  5,344,000           922,400
                                                                -----------       -----------
Notes receivable and other assets (net)                               9,300            31,300
Deferred tax asset, net of allowance                                648,600           703,300
                                                                -----------       -----------
Total assets                                                    $ 9,656,100       $ 4,986,800
                                                                -----------       -----------
Liabilities and shareholders' equity
Current liabilities:
  Bank line of credit                                           $   450,500       $   461,500
  Notes Payable to bank - current portion                           143,000
  Accounts payable and other accrued expenses                     1,744,700           802,500
  Accrued compensation and benefits                                 267,800           281,100
  Accrued warranty expense                                          287,700           282,700
  Other current liabilities                                           5,100            15,000
                                                                -----------       -----------
Total current liabilities                                       $ 2,898,800         1,842,800
                                                                -----------       -----------
Mortgage                                                          3,366,500
Notes payable to bank - less current portion                        224,000
Other non-current liabilities                                        34,200            16,600
                                                                -----------       -----------
Total liabilities                                               $ 6,523,500       $ 1,859,400
                                                                -----------       -----------
Commitments and contingent liabilities
Shareholders' equity:
  Preferred Stock-authorized 1,000,000 shares of $1.00
   par value, none of which has been issued
  Common Stock-authorized 10,000,000 shares of
    $0.125 par value; 3,834,791 and 3,303,311 issued and
    outstanding at December 31, 2000 and 1999 respectively          479,300           412,800
  Capital in excess of par value                                  5,106,000         5,107,100
  Notes receivable secured by Common Stock                          (75,100)          (75,100)
  Accumulated deficit                                            (2,377,600)       (2,317,400)
                                                                -----------       -----------
Total shareholders' equity                                      $ 3,132,600       $ 3,127,400
Commitments and contingent liabilities
                                                                -----------       -----------
Total liabilities and shareholders' equity                      $ 9,656,100       $ 4,986,800
                                                                -----------       -----------

The accompanying notes are an integral part of this statement



                                                                    FAFCO page 4

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31,                            2000               1999               1998
Net Sales                                      $ 11,481,500        $ 10,621,70       $ 11,235,800
Other income (net)                                   (7,400)            17,100             30,600
                                               ------------       ------------       ------------
Total revenues                                   11,474,100         10,638,800         11,266,400
                                               ------------       ------------       ------------
Cost of goods sold                                7,380,500          6,436,400          6,801,700
Marketing & selling expense                       2,162,200          1,854,300          1,942,800
General & administrative expense                  1,786,500          1,752,600          1,480,200
Research & development expense                      294,500            327,600            194,100
Net interest expense                                 93,200             71,700            113,400
Relocation costs (net)                             (202,100)
                                               ------------       ------------       ------------
Total costs & expense                            11,514,800         10,442,600         10,532,200
                                               ------------       ------------       ------------
(Loss): income before income taxes                  (40,700)           196,200            734,200
Provision for (benefit from) income taxes            19,500            (44,800)          (107,400)
                                               ------------       ------------       ------------
Net (loss) income                              $    (60,200)      $    241,000       $    841,600
                                               ------------       ------------       ------------
Basic net (loss) income per share              $      (0.02)      $       0.07       $       0.25
                                               ------------       ------------       ------------
Diluted net (loss) income per share            $      (0.02)      $       0.06       $       0.20
                                               ------------       ------------       ------------


The accompanying notes are an integral part of this statement



                                                                    FAFCO page 5

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                 NOTES
                                                                              RECEIVABLE
                                       NUMBER                    CAPITAL IN   SECURED BY     RETAINED        TOTAL
                                         OF          COMMON      EXCESS OF      COMMON       EARNINGS     SHAREHOLDERS
                                       SHARES        STOCK       PAR VALUE      STOCK         DEFICIT        EQUITY
                                     ---------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997         $3,298,311      $412,200    $5,105,200     $(75,100)   $(3,400,000)   $2,042,300
Net income for the year                                                                         841,600       841,600
Issuance of shares upon exercise
  of a stock option                       5,000           600         1,900                                     2,500
                                     ----------      --------    ----------     --------    -----------    ----------
BALANCE AT DECEMBER 31, 1998         $3,303,311      $412,800    $5,107,100     $(75,100)   $(2,558,400)   $2,886,400
Net income for the year                                                                         241,000       241,000
                                     ----------      --------    ----------     --------    -----------    ----------
BALANCE AT DECEMBER 31, 1999         $3,303,311      $412,800    $5,107,100     $(75,100)   $(2,317,400)   $3,127,400
Net loss for the year                                                                           (60,200)      (60,200)
Issuance of shares upon exercise
 of stock warrants                      540,000        67,500                                                  67,500
 Purchase of stock                       (8,520)       (1,000)       (1,100)                                   (2,100)
                                     ----------      --------    ----------     --------    -----------    ----------
BALANCE AT DECEMBER 31, 2000         $3,834,791      $479,300    $5,106,000     $(75,100)   $(2,377,600)   $3,132,600



                                                                    FAFCO page 6

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH
--------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31,                                                     2000              1999             1998
-----------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:

Net (loss) income                                                       $   (60,200)      $   241,000       $   841,600
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation                                                              289,000           184,400           137,600
  Write offs and allowance for doubtful accounts                             89,100           165,500            53,900
  (Gain) loss on disposition of fixed assets                                  4,600            (2,400)          (19,000)
Change in assets and liabilities:
  Accounts receivable                                                      (300,400)           13,100           (92,200)
  Inventories                                                              (184,300)          223,800          (182,500)
  Prepaid expenses and other assets                                          42,700           (70,700)           (9,500)
  Deferred tax assets                                                        28,500           (55,300)         (168,400)
  Notes receivable and other assets                                          22,000            40,100            94,200
  Accounts payable, accrued expenses and other current liabilities          924,000          (152,400)          119,600
  Other non-current liabilities                                              17,600           (15,300)          (23,200)
                                                                        -----------       -----------       -----------
Net cash provided by operations                                             872,600           571,800           752,100
                                                                        -----------       -----------       -----------
CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of fixed assets                                               (4,715,200)         (523,400)         (342,400)
  Proceeds from disposition of fixed assets                                                     2,400            19,000
                                                                        -----------       -----------       -----------
Net cash used in investing activities                                    (4,715,200)         (521,000)         (323,400)
                                                                        -----------       -----------       -----------
CASH FLOW FROM FINANCING ACTIVITIES:
  Proceeds from exercise of warrants                                         67,500                               2,500
  Repurchase of common stock                                                 (2,100)
  Repayment of subordinated debt                                                             (925,000)
  Repayment of bank line of credit                                          (11,000)
  Borrowings from bank                                                    3,733,500           461,500
                                                                        -----------       -----------       -----------
Net cash provided by (used in) financing activities                       3,787,900          (463,500)            2,500
                                                                        -----------       -----------       -----------
Net (decrease) increase in cash & cash equivalents                          (54,700)         (412,700)          431,200
Cash and cash equivalents, beginning of period                               64,800           477,500            46,300
                                                                        -----------       -----------       -----------
Cash and cash equivalents, end of period                                $    10,100       $    64,800       $   477,500
                                                                        -----------       -----------       -----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the period for:
  Interest, net of amount capitalized ($89,300)                         $    76,275       $   109,400       $   123,100
  Income taxes                                                                            $    69,800       $    63,000
                                                                        -----------       -----------       -----------


The accompanying notes are an integral part of this statement



                                                                    FAFCO page 7

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
--------------------------------------------------------------------------------

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

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant inter-company balances and transactions have been eliminated in consolidation. The subsidiary currently has no ongoing business activities.

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

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated based on historical cost adjusted for accumulated depreciation. Depreciation and amortization of plant and equipment, excluding vehicles and leasehold improvements, are determined using accelerated methods. For the building, vehicles and leasehold improvements, the straight-line method is used. The estimated useful lives of the assets, with the exception of the building, range between three and ten years. The estimated useful life of the building is 39.5 years. Minor replacements, improvements, maintenance, and repairs are expensed as incurred. Major replacements and improvements are capitalized and depreciated over the remaining useful life of the related asset. Gains and losses on sales and retirement of plant and equipment are credited or charged to income.

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

EARNINGS PER COMMON SHARE: Basic (loss) earnings per common share is computed using the weighted average number of shares outstanding. Diluted (loss) earnings per common share is computed using the weighted average number of shares outstanding adjusted for potentially dilutive incremental shares attributed to outstanding options and warrants to purchase common stock and shares issuable upon conversion of certain convertible securities.

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

Long-Term Debt: The fair value of the Company's long-term debt is estimated based on the borrowing rates currently



                                                                    FAFCO page 8

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
--------------------------------------------------------------------------------

available to the Company for loans with similar terms. At December 31, 2000, the carrying amount approximated estimated fair value of long-term debt.

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

2) INVENTORIES CONSIST OF THE FOLLOWING:

DECEMBER 31,             2000             1999
------------------------------------------------
Raw materials         $  606,500      $  499,400
Work in progress         269,900         220,000
Finished goods           349,500         322,200
                      ----------      ----------
                      $1,225,900      $1,041,600
                      ==========      ==========

3) PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consists of the following:

DECEMBER 31,                  2000            1999
------------------------------------------------------
Building                 $ 3,441,400
Land                         550,400
Machinery and
   equipment               2,332,500       $ 2,445,000
Office and computer
  equipment                  510,800           578,300
Leasehold
   improvements                                 88,600
Vehicles                     268,900           218,200
                         -----------       -----------
                         $ 7,104,000       $ 3,330,100
                         ===========       ===========
Less accumulated
   deprecation and
    amortization          (1,760,000)       (2,407,700)
                         -----------       -----------
                         $ 5,344,000       $   922,400
                         ===========       ===========

As of December 31, 2000, construction costs for the Company's new office and manufacturing facility in Chico are substantially complete at $3,441,400. Additional costs will continue to be incurred over the next few months; however, these costs are not expected to exceed 10% of the already incurred costs. Interest is capitalized in connection with construction costs. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's useful life. In 2000 $89,300 in interest cost was capitalized. No interest was capitalized in 1999 and 1998.

As of December 31, 2000 and 1999, the Company had $448,700 and $375,000, respectively, of construction in progress that is included in the above asset balances by category. These assets are expected to be placed in service during the year ending December 31, 2001.

As of December 31, 2000, the Company had written off $936,700 in fully depreciated assets. These assets were scrapped or abandoned as a result of the Company's relocation to Chico, California.

4) SUBORDINATED NOTES AND WARRANTS

At December 31, 1998, subordinated notes consisted of $925,000 of notes bearing interest at 11% per annum payable quarterly with warrants attached to purchase Common Stock. The Company paid off the notes and accrued interest in September 1999. Warrants for 540,000 shares at $0.125 per share were exercised during the first quarter of 2000, and the unexercised warrants expired March 27, 2000.

5) BANK BORROWING

The Company has a bank line of credit secured by substantially all the assets of the Company other than real estate. The line of credit allows the Company to borrow the lesser of $1,000,000 or an amount determined by a formula applied to net accounts receivable, inventories, and net plant and equipment. Amounts borrowed bear interest at the bank's prime rate plus 1.5%. The line of credit agreement contains certain covenants relating to working capital, current ratio, and tangible net worth, prohibits the payment of cash dividends, and expires on August 10, 2001. At December 31, 2000 and 1999, the Company had complied with or obtained waivers for compliance with the loan covenants.

As of December 31, 2000 and 1999, the Company had utilized $450,500 and $461,500, respectively, of this facility.

In addition to the line of credit, the Company has a 36-month term loan in the amount of $445,000 bearing interest at prime plus 1.5%. At December 31, 2000, the Company had an outstanding balance of $367,000 on this loan facility. The Company also has a 60-month term loan available in the amount of $500,000 bearing interest at prime plus 1.5%. At December 31, 2000, the Company had no outstanding balance on this facility. The Company also has a 29-1/2 year mortgage in the amount of $3,400,000 bearing interest at 9.05% per year fixed for five years. The balance on this mortgage at December 31, 2000 was $3,400,000.

6) SHAREHOLDERS' EQUITY

The Board of Directors, without shareholder approval, may determine the rights, preferences, privileges, and restrictions of the Company's unissued Preferred Stock. Such shares may be issued in one or more series. In 1980, the Company issued 202,300 shares of Common Stock at a price of $2.43 per share



                                                                    FAFCO page 9

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
--------------------------------------------------------------------------------

in exchange for non-interest bearing promissory notes, which have a balance due of $75,100 at December 31, 2000 and 1999. The notes are due and payable and the Company intends to pursue collection of these notes. In the event that any of the notes are uncollectible, the Company will demand surrender of the related shares issued and will cancel and write off the related notes receivable balance.

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

The Company has a 1991 Director's Stock Option Plan under which 50,000 shares of Common Stock are reserved for issuance. No options were granted or exercised during 1998. During 1999, the Company granted options to purchase 20,000 shares, exercisable at $0.50 per share, the fair market value on the date of grant. During 2000 no options were granted and options to purchase 800 shares were exercised.

Options granted under these plans become exercisable at a rate of 20% per year for five years from date of grant and expire six years or ten years from date of grant.

A summary of activity under the 1981 and 1991 Incentive Stock Option Plans as follows:

                         SHARES SUBJECT   EXERCISE PRICE
                           TO OPTION        PER SHARE
----------------------------------------------------------
OUTSTANDING AT
  DECEMBER 31, 1997          374,950       $0.125-0.625
Granted                            0              0.125
Canceled                      (5,500)      $0.125-0.625

OUTSTANDING AT
  DECEMBER 31, 1998          369,450       $0.125-0.500
Granted                      136,000       $0.500-0.550
Canceled                    (117,500)            $0.500

OUTSTANDING AT
  DECEMBER 31, 1999          387,950       $0.125-0.550
Canceled                     (52,200)      $0.125-0.550
Exercised                       (800)            $0.125
                             =======       ============
OUTSTANDING AT
  DECEMBER 31, 2000          334,950       $0.125-0.550
                             =======       ============

The Company applies the intrinsic value method of accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plan in 2000, 1999, or 1998. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net income and earnings per share would have been reduced as follows:

                          2000             1999              1998
------------------------------------------------------------------
Net (loss) income
  As reported          $(60,200)         $241,000         $841,600
  Pro forma             (60,200)          232,700          832,200
Basic earnings
  per share

  As reported             (0.02)             0.07             0.25
Pro forma                 (0.02)             0.07             0.25
Diluted earnings
  per share
As reported               (0.02)             0.06             0.20
Pro forma                 (0.02)             0.06             0.19

The fair value of each option granted was estimated on the grant date using the Black-Scholes model.

The following assumptions were made in estimating fair value:






ASSUMPTION                   2000      1999     1998
-----------------------------------------------------
Dividend yield                   0%         0%        0%
Risk-free interest rate                   6.5%      5.0%
Expected life                         10 years  10 years
Expected volatility                     134.4%    121.9%
                           =======    =======   =======

Following is a summary of the status of the plans during 2000, 1999, and 1998.

                                             WEIGHTED
                            NUMBER OF        AVERAGE
                             SHARES       EXERCISE PRICE
--------------------------------------------------------
Options exercisable
at December 31, 2000         308,550           0.291
Weighted average
 fair value of options
 granted during 2000             N/A
                             =======           =====



                                             WEIGHTED
                            NUMBER OF        AVERAGE
                             SHARES       EXERCISE PRICE
--------------------------------------------------------
Options exercisable at
 December 31, 1999           321,250          0.298
Weighted average
 fair value of options
 granted during 1999         $0.2427
                             =======          =====



                                             WEIGHTED
                            NUMBER OF        AVERAGE
                             SHARES       EXERCISE PRICE
--------------------------------------------------------
Options exercisable at
 December 31, 1998           283,250          0.299
Weighted average
 fair value of options
 granted during 1998             N/A
                             =======          =====


                                                                   FAFCO page 10

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
--------------------------------------------------------------------------------

Following is a summary of the status of options outstanding at December 31, 2000:

         OUTSTANDING                   EXERCISABLE
-----------------------------------------------------------

                     Weighted
                      Average    Weighted          Weighted
                     Remaining   Average           Average
 Exercise           Contractual  Exercise          Exercise
  Price     Number     Life       Price    Number   Price
-----------------------------------------------------------
  $0.250     20,000      1       $0.250    20,000   $0.250
  $0.125    201,950      2       $0.125   178,350   $0.125
  $0.500     88,000      9       $0.500    85,200   $0.500
  $0.550     25,000      9       $0.550    25,000   $0.500
  ------    -------    ---       ------   -------   ------
            334,950                       308,550
  ======    =======    ===       ======   =======  ======

7) INCOME TAXES

The provisions for income taxes consist of the following:

YEARS ENDED
DECEMBER 31,            2000         1999         1998
---------------------------------------------------------
Taxes on income:
U.S. Federal
  Current               4,000     $   4,000     $   9,000
  Deferred             27,100       (56,200)     (183,400)
                     --------     ---------     ---------
                     $ 31,100     $ (52,200)    $(174,400)
                     --------     ---------     ---------
State
  Current               3,200         6,000        52,000
  Deferred            (14,800)        1,400        15,000
                     --------     ---------     ---------
                      (11,600)    $   7,400        67,000
                     --------     ---------     ---------
Net income tax
  (benefit)
  provision            19,500     $ (44,800)     (107,400)
                     --------     ---------     ---------

A reconciliation of the statutory federal income tax rate with the effective tax rate reported in the financial statements follows:

YEAR ENDED
DECEMBER 31,              2000      1999      1998
--------------------------------------------------
Statutory federal
  Income tax rate         34.0%     34.0%     34.0%
Effect on tax rate
  Resulting from
  State and foreign
  income taxes,
  net of federal
  tax benefit            (17.0%)    (0.4%)     8.2%

Tax effect of
  change in
  valuation allowance    (26.5%)   (71.9%)   (65.2%)
Expiration of
  tax credits             22.0%      8.2%      2.5%
Other                     16.0%      7.3%      5.9%
                          ----     -----     -----
Effective tax rate        28.5%    (22.8%)   (14.6%)
                          ====     =====     =====

The Company records its deferred taxes on a tax jurisdiction basis and classifies those net amounts as current or noncurrent based on the balance sheet classifications. Deferred tax assets are comprised of the following:










DECEMBER 31,                 2000             1999           1998
-------------------------------------------------------------------
Allowance for
  doubtful  accounts        157,400         148,800         222,600
Accrued expenses            135,500         121,400          97,300
Loss carry forwards         549,300         595,700         598,500
Tax credits                  11,500          29,600          48,800
Other                        22,100          26,900          43,500
                          ---------        --------      ----------
                            875,800         922,400       1,010,700
Deferred tax asset
  valuation allowance       (11,500)        (29,600)       (173,200)
                          ---------        --------      ----------
Total deferred
  taxes, net              $ 864,300        $892,800      $  837,500
                          =========        ========      ==========


                                                                   FAFCO page 11

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
--------------------------------------------------------------------------------

At December 31, 2000, the Company had unused federal net operating loss carry forwards of approximately $1,600,700, Florida loss carry forwards of approximately $139,800, and investment and other federal tax credits of approximately $11,500 available to offset future tax liabilities. The net operating losses and credits expire in varying amounts until 2010. The use of the tax credits has been limited by the provisions of the Tax Reform Act of 1986 to reflect the benefit associated with an overall reduction in the corporate tax rate. The Company believes that the "total deferred taxes, net" in the amount of $864,300 are more likely than not to be realized.

8) TRANSACTIONS WITH RELATED PARTIES

At December 31, 1998, $600,000 in principal amount of the Company's subordinated notes (see Note 4) were held by Mr. Freeman A. Ford, an officer, director, and major shareholder of the Company, and his immediate family members. These notes were paid off in September 1999.

9) EMPLOYEE BENEFIT PLANS

The Company has a 401(k) retirement savings plan for all eligible employees who have completed one year of service. Eligible employees have the option to contribute up to 15% of their eligible salary. The Company contributes an amount equal to 25% of the employee contribution, up to a maximum of $400 per employee per year.

10) LEASE COMMITMENTS

The former rental expense, relating primarily to a lease for its former office and manufacturing facility, amounted to $275,700 in 2000, $417,100 in 1999, and $384,300 in 1998. At December 31, 2000, minimum annual lease commitments under non-cancelable leases, primarily for office equipment, were as follows:

                2001       25,800
                2002       16,800
                2003       12,200
                2004          700
                          -------
               Total      $55,500
                          =======

The Company terminated its lease for its Redwood City office and manufacturing facility as of August 31, 2000. Total revenues realized as a result of lease termination agreements amounted to $1,040,000.

11) NET INCOME PER SHARE

Basic earnings per share were calculated as follows:

YEARS ENDED
DECEMBER 31,           2000         1999        1998
------------------------------------------------------
Net (loss) income  $  (60,200)  $  241,000   $ 841,600
Average
  common
  shares
  outstanding       3,711,566    3,303,311   3,303,311
                   ----------   ----------   ---------
Earnings
  per share        $    (0.02)  $     0.07   $    0.25
                   ==========   ==========   =========

Basic earnings per share are calculated by dividing net income by the weighted average number of shares issued and outstanding.

YEAR ENDED
DECEMBER 31,                2000        1999         1998
Adjusted net
  (loss) Income         $  (60,200)  $  241,000   $  841,600
Average com-
  mon shares
  outstanding            3,711,566    3,303,311    3,303,311
Add: Exercise
  of options reduced
  by the number of
  shares purchased
  with proceeds                N/A      271,523      325,849
Add: Exercise of
  warrants re-
  duced by the
  number of shares
  purchased with
  proceeds                     N/A       87,039      102,361
Add: Expense of
  warrants attached
  to debt reduced
  by the number of
  shares purchased
  with proceeds                N/A      438,158      472,778
Adjusted weighted
  average shares
  outstanding            3,711,566    4,100,032    4,204,299
Earnings per
  common share
  assuming full
  dilution                   (0.02)        0.06         0.20

                                                                   FAFCO page 12

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
--------------------------------------------------------------------------------

12) LITIGATION

The Company is involved in certain litigation matters. Management believes resolution of these disputes will not have a material adverse effect on the Company's financial condition and results of operation.

13) BUSINESS SEGMENT AND CONCENTRATION OF CREDIT RISK

BUSINESS SEGMENT: The Company operates in one business segment, the development, production and marketing of polymer heat exchangers for the solar and thermal energy storage markets worldwide.

PRODUCT LINE           2000          1999          1998
                   -----------   -----------   -----------
Net Sales
  Pool Products    $ 7,580,600   $ 6,370,000     5,899,500
                   -----------   -----------   -----------
  Thermal Energy
   Storage           3,900,900     4,251,700     5,336,300
                   -----------   -----------   -----------
                   $11,481,500   $10,621,700   $11,235,800
                   ===========   ===========   ===========

Geographic information for revenues and long-lived assets for the year ended December 31, 2000, 1999 and 1998 are as follows:

                       2000          1999          1998
                   -----------   -----------   -----------
Net Sales
Domestic           $ 8,416,500   $ 7,841,500   $ 7,235,900
Foreign
   Japan             2,218,500     1,876,600     2,634,100
   Other               846,500       903,600     1,365,800
                   -----------   -----------   -----------
                   $11,481,500   $10,621,700   $11,235,800
                   ===========   ===========   ===========
Long-lived assets
Domestic           $ 5,344,000   $   922,400   $   583,400
                   -----------   -----------   -----------
                   $ 5,344,000   $   922,400   $   583,400
                   ===========   ===========   ===========

For fiscal 2000, the Company had two major customers who individually accounted for 10% or more of sales totaling $2,218,500 and $1,193,500. For fiscal 1999 and 1998, the Company had one major customer who individually accounted for 10% or more of sales totaling $1,876,600 and $2,634,100.

CONCENTRATION OF CREDIT RISK: Most of the Company's business activity is with customers located in California, Florida, and foreign countries. As of December 31, 2000, unsecured trade accounts receivable from customers in California, Florida, and foreign countries were $462,600, $1,204,800 and $522,300 respectively.


                                                                   FAFCO page 13

--------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
--------------------------------------------------------------------------------

                                       BPM
                            BURR, PILGER & MAYER LLP
                            Accounts and Consultants
                        600 California Street, Suite 1300
                             San Francisco, CA 94108


                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of FAFCO, Inc.

We have audited the accompanying consolidated balance sheets of FAFCO, Inc. (a California corporation) and its subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAFCO, Inc. and its subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



San Francisco, California
March 16, 2001


                                                                   FAFCO page 14

--------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
--------------------------------------------------------------------------------


FIVE-YEAR SUMMARY OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)


YEAR ENDED DECEMBER 31,                       2000        1999        1998        1997      1996
--------------------------------------------------------------------------------------------------
Net sales                                    $11,482     $10,622     $11,236     $10,552    $8,869
                                             -------     -------     -------     -------    ------
(Loss) income before income taxes            $   (41)    $   196     $   734     $   889    $  274
                                             -------     -------     -------     -------    ------
Provision for (benefit from) income taxes    $    19     $   (45)    $  (107)    $    23    $  (37)
                                             -------     -------     -------     -------    ------
Net (loss) income                            $   (60)    $   241     $   841     $   866    $  311
                                             -------     -------     -------     -------    ------
Basic net (loss) income per share            $ (0.02)    $  0.07     $  0.25     $  0.26    $ 0.10
                                             -------     -------     -------     -------    ------
Diluted net (loss) income per share          $ (0.02)    $  0.06     $  0.20     $  0.22    $ 0.10
                                             -------     -------     -------     -------    ------

AT DECEMBER 31,                                 2000        1999        1998        1997      1997
--------------------------------------------------------------------------------------------------
Working capital                              $   756     $ 1,487     $ 2,637     $ 2,007    $1,285
                                             -------     -------     -------     -------    ------
Total assets                                   9,656       4,987       5,377       4,437     4,345
Long-term obligations                          3,625          17         957         980       951
Shareholders' equity                           3,133       3,127       2,886       2,042     1,176



COMMON STOCK DATA


FAFCO, Inc. Common Stock is traded on the over-the-counter market but is not listed on an exchange or quoted on any automated quotation system. The high and low closing bid quotations for each quarter during 2000 and 1999 were as follows:


QUARTER ENDED             MARCH 31         JUNE 30        SEPTEMBER 30       DECEMBER 31
----------------------------------------------------------------------------------------
2000 High                   $0.25           $0.25             $0.25             $0.35
2000 Low                    $0.25           $0.25             $0.25             $0.25
1999 High                   $1.00           $1.00             $1.00             $0.75
1999 Low                    $0.94           $1.00             $0.75             $0.25
                            =====           =====             =====             =====

The quotations above were provided by the National Quotation Bureau. All quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transaction. At March 14, 2001, the Company had 698 shareholders of record. The Company has never paid dividends on its Common Stock, has no plans to do so in the foreseeable future and is prohibited from so doing (see Note 6).



                                                                   FAFCO page 15

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
--------------------------------------------------------------------------------


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

2000 COMPARED WITH 1999

Net sales for 2000 increased by 8.1% to $11,481,500 from $10,621,700 in 1999.
This increase was due mainly to increased pool product sales partially offset by decreased sales of the Company's IceStor products.

Net sales of the Company's pool products were 19.0% higher in 2000 than in 1999 due mainly to increased unit sales. IceStor(TM) product sales were 8.3% lower in 2000 than in 1999 due to softness in the domestic energy storage market. Pool product sales amounted to 66% of net sales in 2000 compared to 60% of net sales in 1999. IceStor sales amounted to 34% of net sales in 2000 compared to 40% in 1999.

Cost of goods sold increased to $7,380,500 (64.3% of net sales) in 2000 from $6,436,400 (60.6% of net sales) in 1999. This increase was primarily due to inefficiencies in the production process experienced during the Company's relocation from Redwood City to Chico, California.

Marketing and selling expense increased to $2,162,200 (18.8% of net sales) in 2000 from $1,854,300 (17.5% of net sales) in 1999 and general and administrative expense increased to $1,786,500 (15.6% of sales) in 2000 from $1,752,600 (16.5%
of net sales) in 1999. These increases were due to costs associated with expanding the operations of the Company's office in Tampa, Florida.

Research and development expense decreased to $294,500 (2.6% of net sales) in 2000 from $327,600 (3.1% of net sales) in 1999.

Net interest expense increased to $93,200 (0.8% of net sales) in 2000 from $71,700 (0.7% of net sales) in 1999.

The Company's relocation expense for the year 2000 amounted to $832,900 (7.2% of net sales). This expense was offset by lease termination revenues in the amount of $1,040,000, resulting in a net gain of $202,100.

1999 COMPARED WITH 1998

Net sales for 1999 decreased by 5.5% from $11,235,800 in 1998 to $10,621,700 in
1999. This decrease was due to decreased sales of the Company's IceStor(TM) products partially offset by increased unit sales of the Company's pool products.


Net sales of the Company's IceStor(TM) products were 20.3% lower in 1999 than in 1998 due to decreased foreign sales. Pool product sales were 8% higher in 1999 than in 1998 due to increased unit sales. Pool product sales amounted to 60% of net sales in 1999 compared to 53% of net sales in 1998. IceStor(TM) sales amounted to 40% of net sales in 1999 compared to 47% of net sales in 1998.

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

General and administrative expenses increased from $1,480,200 (13.2% of net sales) in 1998 to $1,752,600 (16.5% of net sales) in 1999. These increases were due to a bad debt write-off as the result of terminating the Company's business relationship with the Tampa distributor of its pool products. This business termination also resulted in general and administrative start-up costs to open a Company sales office in Tampa.

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

In 1999 and 2000, sales and net income experienced their typical seasonality.

                                                                   FAFCO page 16

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position decreased from $64,800 at 1999 fiscal year end to $10,100 at 2000 fiscal year end, principally due to cash flow from investing activities (purchase of fixed assets) and from operating activities (increase in payables, accrued expenses and other current liabilities) offset by bank borrowings and increased accounts receivable and inventories.

At December 31, 2000, the Company's net accounts receivable had increased to $1,969,400 from $1,752,000 at December 31, 1999. This increase was due primarily to increased sales during the fourth quarter of 2000.

At December 31, 2000, the Company's accounts payable and other accrued expenses had increased to $1,744,700 from $802,500 at December 31, 1999. This increase was due primarily to purchases of fixed assets along with increased inventories, partially offset by an increase in bank borrowings

At December 31, 2000 the Company's inventories had increased to $1,225,900 from $1,041,600 at December 31, 1999. This increase was due to accommodate an increase in orders received for delivery during January 2001.

At December 31, 2000, net property, plant and equipment had increased to $5,344,000 from $922,400 at December 31, 1999. The main reason for this increase was the construction of the Company's new office and manufacturing facility along with land acquisition and construction of new production equipment developed to improve processes and products.

The Company had a deferred tax asset, net of valuation allowance, at year-end of $864,300 in 2000 and $892,800 in 1999. The Company believes that it is more likely than not that this asset will be fully realized. This belief is based upon the Company's history of profitable operations prior to the 2000 fiscal year. However, there can be no assurance that the Company will continue profitability or, if it does, that profits will be sufficient to utilize the net deferred asset.

At December 31, 2000, the Company's current ratio was 1.26 to 1 compared with
1.81 at December 31, 1999 and working capital decreased over the same period to $755,500 from $1,487,000. Total assets exceeded total liabilities by $3,132,700 at December 31, 2000 compared with $3,127,400 at December 31, 1999.

The Company believes that its cash flow from operations, together with bank borrowings, will be sufficient to support operations during the next twelve months. The foregoing statement of how long the Company's capital resources are expected to last is a forward-looking statement involving risks and uncertainties, including the amount of the Company's sales and the ability of the Company to control its operating expenses. However, if sales decline from current levels additional debt or equity financing may be required. There can be no assurance that financing, if required, would be available on favorable terms or at all or that such financing will not significantly dilute the ownership interests and rights of existing shareholders. The Company has a line of credit, of which $450,500 had been utilized and $549,500 remained available under the formula applied to net accounts receivable at December 31,2000. This line of credit expires on August 10, 2001.

In addition to the line of credit, the Company has a 36 month term loan facility in the amount of $445,000, bearing interest at prime plus 1.5%. At December 31, 2000, the Company had an outstanding balance of $367,000 on this loan facility.

The Company also has a 60-month term loan facility available in the amount of $500,000 bearing interest at prime plus 1.5%. At December 31, 2000, the Company had no outstanding balance on this loan facility.

FACTORS AFFECTING FUTURE RESULTS

Export sales are subject to certain controls and restrictions, including tariffs and import duties and are subject to certain risks, including changing regulatory requirements of foreign jurisdictions and transportation delays and interruptions; however, the Company has not experienced any material difficulties in the past relating to such limitations.


                                                                   FAFCO page 17

--------------------------------------------------------------------------------
NOTES
--------------------------------------------------------------------------------

BOARD OF DIRECTORS

    Freeman A. Ford
    Chairman of the Board, President, and
    Chief Executive Officer
    FAFCO, Inc.

    William A. Berry*
    Senior Vice President and
    Chief Financial Officer
    Electric Power Research Institute
         a private, nonprofit, research organization doing collaborative research for the electricity industry

    William F. Chisholm
    Manager
    Bain & Company
         a management consultant firm

    David F. Ford
    President
    Danger! Books
         a publishing and sales company

    Robert W. Selig, Jr.*
    President
    Davis Instruments Corporation
          a manufacturer of marine and weather
          equipment

    ----------------------
    *Audit Committee Member

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

    FAFCO, Inc.
    435 Otterson Drive
    Chico, California 95928

ANNUAL SHAREHOLDERS' MEETING

    The Annual Shareholders' Meeting will be held on June 28, 2001 at:
        FAFCO, Inc.
        435 Otterson Drive
        Chico, California 95928
        Telephone:  (530) 332-2100

                                                                   FAFCO page 18