Form 10-K405, Exhibit 13
period 2001-12-31
FAFCO INC
filed 2002-04-01
CIK 352956

                                                                    EXHIBIT 13.1


--------------------------------------------------------------------------------
THE COMPANY
--------------------------------------------------------------------------------

[GRAPHIC OF THE COMPANY FACILITY]


FAFCO was formed in 1969, incorporated in 1972, and has produced over 1.3 million polymer heat exchangers, primarily for the solar heating and thermal energy storage markets. FAFCO is the leading U.S. manufacturer of solar heating panels, with nearly twice the installed base of solar systems of its nearest competitor. In addition, FAFCO is a leading producer of polymer heat exchangers for thermal energy storage applications. FAFCO's IceStor(TM) product line of thermal energy storage equipment significantly increases the effective capacity of electric utilities without the burden of adding new capacity. FAFCO has nearly thirty issued or pending patents.

PRESIDENT'S LETTER


[GRAPHIC -- PRESIDENT'S PICTURE]

FAFCO was founded in 1969 and incorporated in 1972 to manufacture polymer heat exchangers currently used in the solar and thermal energy storage (TES) markets worldwide. FAFCO is also one of the oldest and largest producers of solar pool heating panels in the United States.

Net sales increased by 5.4% to $12,100,300 in 2001, primarily due to increased solar product sales. Net income was $91,500 compared with a net loss of $60,200 in 2000.

On August 31, 2000, FAFCO moved from leased facilities in Redwood City, to a new 57,500 square foot plant on 6 acres that is owned by the Company in Chico, California. Our new Chico location provides access to undergraduate and graduate college students, eases the financial burden of new home ownership for our employees, and is supportive of commercial enterprise. The monthly debt service on FAFCO's ultramodern plant is significantly less than the monthly lease payments at our former location.

2001 was a year of building a new team in Chico and completing our plant and its associated equipment. Since our arrival in Chico we have hired approximately 85 new employees, installed automatic resin/additive mixing equipment, brought on line our patented continuous molding process and completed development of our dedicated Thermal Energy Storage system (TES). In addition, we have prototyped an all-polymer solar hot water heating system and have patented and put into production an automated process for making TES heat exchangers.

Solar product sales were up significantly in 2001. This increase came primarily from higher in-ground pool solar sales in California and increased sales of our above-ground pool solar heaters. Sales in California and the above-ground pool market nationwide were driven in a large part by the California energy crisis and an increase in natural gas prices.

Our U.S. thermal energy storage business was down in 2001. However, we believe that the industry as a whole made a turn-around in 2001 and that there are a number of new emerging market areas that will afford an opportunity for significant growth in 2002.

Our foreign TES business declined somewhat due to the Japanese economic recession. We expect a modest recovery in 2002.

In summary, FAFCO has invested over five million dollars in new plant and new processing equipment which will serve the company for decades. Our more than ten million dollars of physical assets are complemented by energetic, highly productive and dedicated employees. Our new physical assets combined with our new team make FAFCO stronger than it has been for many years.

Sincerely,



Freeman A. Ford
President

CONSOLIDATED BALANCE SHEET

DECEMBER 31,                                                      2001            2000
                                                              -----------      ----------
Assets
 Current assets:
  Cash and cash equivalents                                   $   121,200      $   10,100
  Accounts receivable, less allowance for doubtful
   accounts of $479,600 in 2001 and $400,000 in 2000            1,620,500       1,969,400
  Inventories                                                   1,171,800       1,225,900
  Prepaid expenses and other current assets                       174,200         211,500
  Other accounts receivable, net of allowance                      35,500          21,600
  Deferred tax asset, net of allowance                            249,600         215,700
                                                              -----------      ----------
Total current assets                                            3,372,800       3,654,200
                                                              -----------      ----------

Property, plant and equipment, at cost                          8,190,400       7,104,000
Less accumulated depreciation and amortization                 (2,079,500)     (1,760,000)
                                                              -----------      ----------
                                                                6,110,900       5,344,000
                                                              -----------      ----------
Other assets (net)                                                  7,200           9,300
Deferred tax asset, net of allowance                              565,200         648,600
                                                              -----------      ----------
Total assets                                                  $10,056,100      $9,656,100
                                                              -----------      ----------


Liabilities and shareholders' equity
Current liabilities:
  Bank line of credit                                         $   768,700     $   450,500
  Notes Payable to bank -- current portion                        282,600         143,000
  Accounts payable and other accrued expenses                   1,357,700       1,744,700
  Accrued compensation and benefits                               355,200         267,800
  Accrued warranty expense                                        252,000         287,700
  Other current liabilities                                         3,100           5,100
                                                              -----------      ----------
Total current liabilities                                       3,019,300       2,898,800
                                                              -----------      ----------

Mortgage                                                        3,340,000       3,366,500
Notes payable to bank -- less current portion                     432,200         224,000
Other non-current liabilities                                      35,400          34,200
                                                              -----------      ----------
Total liabilities                                              $6,826,900      $6,523,500
                                                              -----------      ----------
Commitments and contingent liabilities

Shareholders' equity:
  Preferred Stock-authorized 1,000,000 shares of $1.00
   par value, none of which has been issued
  Common Stock-authorized 10,000,000 shares of $0.125
    par value; 3,855,591 and 3,834,791 issued and
    outstanding at December 31, 2001 and 2000 respectively    $   481,900      $  479,300
  Capital in excess of par value                                5,108,500       5,106,000
  Notes receivable secured by Common Stock                        (75,100)        (75,100)
  Accumulated deficit                                          (2,286,100)     (2,377,600)
                                                              -----------      ----------
Total shareholders' equity                                     $3,229,200      $3,132,600
Commitments and contingent liabilities
                                                              -----------      ----------
Total liabilities and shareholders' equity                    $10,056,100      $9,656,100
                                                              -----------      ----------

The accompanying notes are an integral part of this statement

CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,                         2001            2000            1999
                                            ------------    ------------    ------------
Net Sales                                   $ 12,100,300    $ 11,481,500    $ 10,621,700
Other income (net)                                32,800          (7,400)         17,100
                                            ------------    ------------    ------------
Total revenues                                12,133,100      11,474,100      10,638,800
                                            ------------    ------------    ------------
Cost of goods sold                             7,146,300       7,380,500       6,436,400
Marketing and selling expense                  2,371,900       2,162,200       1,854,300
General and administrative expense             1,782,000       1,786,500       1,752,600
Research and development expense                 239,400         294,500         327,600
Net interest expense                             438,600          93,200          71,700
Relocation costs (net)                                          (202,100)
                                            ------------    ------------    ------------
Total costs and expense                       11,978,200      11,514,800      10,442,600
                                            ------------    ------------    ------------
Income (loss) before income taxes                154,900         (40,700)        196,200
Provision for (benefit from) income taxes         63,400          19,500         (44,800)
                                            ------------    ------------    ------------
Net income (loss)                           $     91,500    $    (60,200)   $    241,000
                                            ------------    ------------    ------------
Basic net income (loss) per share           $       0.02    $      (0.02)   $       0.07
                                            ------------    ------------    ------------
Diluted net income (loss) per share         $       0.02    $      (0.02)   $       0.06
                                            ------------    ------------    ------------

The accompanying notes are an integral part of this statement

CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY

                                                                           NOTES
                                                                         RECEIVABLE
                                   NUMBER                  CAPITAL IN    SECURED BY    RETAINED         TOTAL
                                     OF          COMMON     EXCESS OF      COMMON      EARNINGS      SHAREHOLDERS
                                   SHARES        STOCK      PAR VALUE      STOCK        DEFICIT         EQUITY
                                  ---------    --------    ----------    ----------   -----------    ------------
BALANCE AT DECEMBER 31, 1998      3,303,311    $412,800    $5,107,100      $(75,100)  $(2,558,400)     $2,886,400
Net income for the year                                                                   241,000         241,000
                                  ---------    --------    ----------      --------   -----------      ----------

BALANCE AT DECEMBER 31, 1999      3,303,311    $412,800    $5,107,100      $(75,100)  $(2,317,400)     $3,127,400
Net loss for the year                                                                     (60,200)        (60,200)
Issuance of shares upon
  exercise of stock warrants        540,000      67,500                                                    67,500

Purchase of stock                    (8,520)     (1,000)       (1,100)                                     (2,100)
                                  ---------    --------    ----------      --------   -----------      ----------

BALANCE AT DECEMBER 31, 2000      3,834,791    $479,300    $5,106,000      $(75,100)  $(2,377,600)     $3,132,600
Net income for the year                                                                    91,500          91,500
Issuance of shares upon
  exercise of stock warrants         20,800       2,600         2,500                                       5,100
                                  ---------    --------    ----------      --------   -----------      ----------
BALANCE AT DECEMBER 31, 2001      3,855,591    $481,900    $5,108,500      $(75,100)  $(2,286,100)     $3,229,200

CONSOLIDATED STATEMENT OF CASH FLOW

YEAR ENDED DECEMBER 31,                                   2001           2000           1999
                                                      -----------    -----------    -----------
CASH FLOW FROM OPERATING ACTIVITIES:

Net income (loss)                                     $    91,500    $   (60,200)   $   241,000

Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation                                            485,500        289,000        184,400
  Write offs and allowance for doubtful accounts           79,600         89,100        165,500
  (Gain) loss on disposition of fixed assets                               4,600         (2,400)
Change in assets and liabilities:
  Accounts receivable                                     255,400       (300,400)        13,100
  Inventories                                              54,100       (184,300)       223,800
  Prepaid expenses and other assets                        37,300         42,700        (70,700)
  Deferred tax assets                                      49,500         28,500        (55,300)
  Other assets (net)                                        2,100         22,000         40,100
  Accounts payable, accrued expenses and other
    current liabilities                                  (303,800)       924,000       (152,400)
  Other non-current liabilities                             1,200         17,600        (15,300)
                                                      -----------    -----------    -----------
Net cash provided by operations                       $   752,400    $   872,600    $   571,800
                                                      -----------    -----------    -----------

CASH FLOW FROM INVESTING ACTIVITIES:

  Purchase of fixed assets                             (1,252,400)    (4,715,200)      (523,400)
  Proceeds from disposition of fixed assets                                               2,400
                                                      -----------    -----------    -----------
Net cash used in investing activities                 $(1,252,400)   $(4,715,200)   $  (521,000)
                                                      -----------    -----------    -----------
CASH FLOW FROM FINANCING ACTIVITIES:

  Proceeds from exercise of warrants                                      67,500
  Proceeds from exercise of stock options                   5,100
  Repurchase of common stock                                              (2,100)
  Repayment of subordinated debt                                                       (925,000)
  Proceeds from bank line of credit                     2,747,700
  Repayment of bank line of credit                     (2,429,500)       (11,000)
  Proceeds from notes payable to bank                     499,900      3,733,500        461,500
  Repayment of notes payable to bank                     (190,000)
  Repayment of mortgage                                   (22,100)
                                                      -----------    -----------    -----------
Net cash provided by (used in) financing activities       611,100      3,787,900       (463,500)
                                                      -----------    -----------    -----------

Net increase (decrease) in cash & cash equivalents        111,100        (54,700)      (412,700)
Cash and cash equivalents, beginning of period             10,100         64,800        477,500
                                                      -----------    -----------    -----------
Cash and cash equivalents, end of period              $   121,200    $    10,100    $    64.800
                                                      -----------    -----------    -----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the period for:

  Interest                                            $   434,900    $    76,275    $   109,400
  Income taxes                                                                      $    69,800
                                                      -----------    -----------    -----------

The accompanying notes are an integral part of this statement

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     1)   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company designs, develops, manufactures, and markets polymer heat exchangers for use in solar heating systems for swimming pools and thermal energy storage systems for commercial and industrial cooling. The heat exchangers for solar heating systems are sold to wholesalers and distributors primarily in California and Florida and in other locations throughout the United States and overseas. The heat exchangers for thermal energy storage systems are marketed through manufacturers' representatives throughout the United States and internationally. A summary of significant accounting policies follows:

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant inter-company balances and transactions have been eliminated in consolidation. The subsidiary currently has no ongoing business activities.

REVENUE RECOGNITION: Revenues on sales of products or services are recognized at the time of shipment of goods or performance of services.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, cash and cash equivalents include highly liquid investments with maturity of three months or less.

INVENTORIES: Inventories are stated at the lower of cost or market determined using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated based on historical cost adjusted for accumulated depreciation. Depreciation and amortization of plant and equipment, excluding the building, vehicles and leasehold improvements, are determined using accelerated methods. For the building, vehicles and leasehold improvements, the straight-line method is used. The estimated useful lives of the assets, with the exception of the building, and leasehold improvements range between three and ten years. The estimated useful life of the building and leasehold improvements is 39.5 years. Minor replacements, improvements, maintenance, and repairs are expensed as incurred. Major replacements and improvements are capitalized and depreciated over the remaining useful life of the related asset. Gains and losses on sales and retirement of plant and equipment are credited or charged to income.

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

EARNINGS PER COMMON SHARE: Basic earnings (loss) per common share are computed using the weighted average number of shares outstanding. Diluted earnings (loss) per common share are computed using the weighted average number of shares outstanding adjusted for potentially dilutive incremental shares attributed to outstanding options and warrants to purchase common stock and shares issuable upon conversion of certain convertible securities.

WARRANTIES: In the normal course of business, the Company makes certain warranties as to workmanship and materials. Product warranty periods range from two to fifteen years for full coverage. The estimated future expense of these warranties is accrued at the time of sale. The estimates inherent in accounting for such warranties are reviewed and revisions to previous estimates are made as required reflecting the most current information available.

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

Long-Term Debt: The fair value of the Company's long-term debt is estimated based on the borrowing rates currently available to the Company for loans with similar terms. At December 31, 2001, the carrying amount approximated estimated fair value of long-term debt.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS: In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Accounting for Business Combinations. This statement requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and establishes specific criteria for the recognition of intangible assets separately from goodwill.

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and intangible assets with indefinite life are not amortized. Instead of amortizing goodwill and intangible assets deemed to have an indefinite life, the statement requires a test for impairment to be performed annually, or immediately if conditions indicate that such an impairment could exist. The amortization period of intangible assets with finite lives will no longer be limited to forty years. This statement is effective for fiscal years beginning after December 15, 2001, and permits early adoption for fiscal years beginning after March 15, 2001.

In August 2001, the FASB issued SFAS no. 144, "Accounting for the Impairment or Disposal of Long Lived Assets" which addresses financial accounting and reporting for the impairment and disposal of long-lived assets with adoption required no later than fiscal year 2003.

The Company does not believe that any of these recent accounting pronouncements will have a material impact on their financial position or results of operations.

     2)   INVENTORIES:

Inventories consist of the following:

DECEMBER 31,                  2001            2000
                           ----------      ----------
Raw materials                $515,700        $606,500
Work in progress              230,200         269,900
Finished goods                425,900         349,500
                           ----------      ----------
                           $1,171,800      $1,225,900
                           ==========      ==========


     3)   PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consist of the following:

DECEMBER 31,                                    2001           2000
                                             ----------    ----------
Building                                     $3,679,100    $3,441,400
Land                                            550,400       550,400
Machinery and Equipment                       2,590,900     2,332,500
Office and computer Equipment                   474,900       510,800
Leasehold Improvements                          585,200
Vehicles                                        309,900       268,900
                                             ----------    ----------
                                             $8,190,400    $7,104,000
                                             ==========    ==========
Less accumulated depreciation
  and amortization                           (2,079,500)   (1,760,000)
                                             ----------    ----------
                                             $6,110,900    $5,344,000
                                             ==========    ==========


As of December 31, 2001, construction costs for the Company's new office and manufacturing facility in Chico are complete at $3,679,100. Interest was capitalized in connection with construction costs. The capitalized interest was recorded as part of the asset to which it relates and is amortized over the asset's useful life. No interest was capitalized in 2001. In 2000 $89,300 in interest cost was capitalized.

As of December 31, 2001 and 2000, the Company had $226,800 and $448,700, respectively, of construction in progress that is included in the above asset balances by category. These assets are expected to be placed in service during the year ending December 31, 2002.

As of December 31, 2001 and 2000, the Company had written off $166,100 and $936,700, respectively, in fully depreciated assets. These assets were scrapped or abandoned as a result of the Company's relocation to Chico, California.

     4)   SUBORDINATED NOTES AND WARRANTS

During January 2002, the Company issued $500,000 in principal amount of subordinated notes, accompanied by warrants to purchase up to 200,000 shares of the common stock of the company. The warrants have an exercise price of $0.125 per share. The three-year notes bear interest, payable quarterly, at an initial annual rate of 10%, and 12% for all periods after the first anniversary of the date of the notes. The notes are subordinated to bank borrowings and other secured indebtedness for money borrowed. The Company may at its option call the notes for redemption at any time with ten (10) days notice. Holders of the notes are entitled to certain rights with respect to registration of the common stock issuable upon exercise of the warrants.

     5)   BANK BORROWING

The Company has a bank line of credit secured by substantially all the assets of the Company other than real estate. The line of credit allows the Company to borrow the lesser of $1,000,000 or an amount determined by a formula applied to net accounts receivable, inventories, and net plant and equipment. Amounts borrowed bear interest at the bank's prime rate plus 1.5%. The line of credit agreement contains certain covenants relating to working capital, current ratio, and tangible net worth, prohibits the payment of cash dividends, and expires on August 10, 2002. At December 31, 2001 and 2000, the Company had complied with or obtained waivers of compliance with the loan covenants.

As of December 31, 2001 and 2000, the Company had utilized $768,700 and $450,500, respectively, of this facility.

In addition to the line of credit, the Company has a 36-month term loan in the amount of $445,000 bearing interest at prime plus 1.5%. At December 31, 2001, the Company had an outstanding balance of $223,300 on this loan facility. The Company also has a 60-month term loan available in the amount of $500,000 bearing interest at prime plus 1.5%. At December 31, 2001, the Company had outstanding balance of $453,700 on this loan facility. The Company also has a $3,400,000 mortgage loan with a maturity date of June 10, 2030. Principal and interest at 9.05% are amortized over a 29 1/2 year term from January 10, 2001. The pricing is fixed for five-year increments. The interest rate will be changed on June 10th of those five-year periods to accrue at Prime plus .05%. The balance on this mortgage at December 31, 2001 was $3,377,800.

As of December 31, 2001 the aggregate amount of principal maturities on bank borrowings over each of the succeeding years is as follows:

             YEAR ENDING
             DECEMBER 31,
             ------------
                    2002        $1,051,300
                    2003           191,000
                    2004           135,500
                    2005           147,700
                    2006            89,100
              Thereafter         3,208,900
              ----------        ----------
                   TOTAL        $4,823,500
              ==========        ==========


     6)   SHAREHOLDERS' EQUITY

The Board of Directors, without shareholder approval, may determine the rights, preferences, privileges, and restrictions of the Company's unissued Preferred Stock. Such shares may be issued in one or more series. In 1980, the Company issued 202,300 shares of Common Stock at a price of $2.43 per share in exchange for non-interest bearing promissory notes, which have a balance due of $75,100 at December 31, 2001 and 2000.

The notes are due and payable and the Company intends to pursue collection of these notes. In the event that any of the notes are non-collectible, the Company will demand surrender of the related shares issued and will cancel and write off the related notes receivable balance.

The Company has a 1991 Incentive Stock Option Plan under which 500,000 shares of Common Stock have been reserved for issuance to employees and consultants. During 1999, the Company granted options to purchase 136,000 shares, exercisable at $0.50 per share, the fair market value on the date of grant. During 2000 and 2001, no options were granted and options to purchase 800 and 20,000 shares were exercised in 2000 and 2001 respectively. No new grants may be made under this plan.

The Company has a 1991 Director's Stock Option Plan under which 50,000 shares of Common Stock are reserved for issuance. During 1999, the Company granted options to purchase 20,000 shares, exercisable at $0.50 per share, the fair market value on the date of grant. No new grants may be made under this plan.

Options granted under these plans become exercisable at a rate of 20% per year for five years from date of grant and expire six years or ten years from date of grant.

The following is a summary of activity under the 1981 and 1991 Incentive Stock Option Plans:

                                         SHARES SUBJECT   EXERCISE PRICE
                                           TO OPTION        PER SHARE
                                         --------------   --------------
OUTSTANDING AT DECEMBER 31, 1998              369,450      $0.125-0.500
Granted                                       136,000      $0.500-0.550
Canceled                                     (117,500)           $0.500
OUTSTANDING AT DECEMBER 31, 1999              387,950      $0.125-0.550
Canceled                                      (52,200)     $0.125-0.550
Exercised                                        (800)           $0.125
OUTSTANDING AT DECEMBER 31, 2000              334,950      $0.125-0.550
Canceled                                      (12,500)     $0.125-0.550
Exercised                                     (20,000)            $0.25
OUTSTANDING AT DECEMBER 31, 2001              302,450      $0.125-0.550
                                              =======      ============

The Company applies the intrinsic value method of accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plan in 2001, 2000, or 1999. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net income and earnings per share would have been reduced as follows:

                                     2001         2000        1999
                                   -------     --------     --------
Net income (loss)
   As reported                     $91,500     $(60,200)    $241,000
   Pro forma                       $91,500     $(60,200)    $232,700
Basic earnings per share
   As reported                     $  0.02     $ (0.02)     $   0.07
   Pro forma                       $  0.02     $ (0.02)     $   0.07
Diluted earnings per share
   As reported                     $  0.02     $ (0.02)     $   0.06
   Pro forma                       $  0.02     $ (0.02)     $   0.06

The fair value of each option granted was estimated on the grant date using the Black-Scholes model.

The following assumptions were made in estimating fair value:

ASSUMPTION                     2001      2000       1999
                               ----      ----     --------
Dividend yield                   0%        0%            0%
Risk-free interest rate         N/A       N/A          6.5%
Expected life                   N/A       N/A     10 years
Volatility                      N/A       N/A        134.4%


The following is a summary of the status of the plans during 2001, 2000, and 1999.

                                                                  WEIGHTED
                                                   NUMBER OF      AVERAGE
                                                     SHARES    EXERCISE PRICE
                                                   ---------   --------------
Options exercisable at December 31, 2001            299,150         $0.266

Weighted average fair value of options
  granted during 2001                                   N/A


                                                                  WEIGHTED
                                                   NUMBER OF      AVERAGE
                                                     SHARES    EXERCISE PRICE
                                                   ---------   --------------
Options exercisable at December 31, 2000            308,550         $0.291

Weighted average fair value of options
  granted during 2000                                   N/A


                                                                  WEIGHTED
                                                   NUMBER OF      AVERAGE
                                                     SHARES    EXERCISE PRICE
                                                   ---------   --------------
Options exercisable at December 31, 1999            321,250         $0.298

Weighted average fair value of options
  granted during 1999                              $ 0.2427

'
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Following is a summary of the status of options outstanding at December 31, 2001:

        OUTSTANDING                    EXERCISABLE
-----------------------------   --------------------------
                     Weighted
                     Average    Weighted           Weighted
                    Remaining   Average             Average
Exercise            Contractual Exercise           Exercise
  Price     Number     Life      Price    Number    Price
--------   -------  ----------- --------  ------- ---------
  $0.125    191,950      1       $0.125   190,150   $0.125
  $0.500     85,500      8       $0.500    84,000   $0.500
  $0.550     25,000      8       $0.550    25,000   $0.500
            -------                       -------
            302,450                       299,150
            =======                       =======


     7)   INCOME TAXES

The provisions for income taxes consist of the following:

YEARS ENDED
DECEMBER 31,            2001       2000       1999
                       -------    -------   --------
Taxes on income:
U.S. Federal

  Current              $ 4,000    $ 4,000   $  4,000
  Deferred              48,000     27,100    (56,200)
                       -------    -------   --------
                        52,000     31,100    (52,200)
                       -------    -------   --------
State

  Current                8,000      3,200      6,000
  Deferred               3,400    (14,800)     1,400
                       -------    -------   --------
                        11,400    (11,600)     7,400
                       -------    -------   --------
Net income tax
  provision
  (benefit)            $63,400    $19,500   $(44,800)
                       =======    =======   ========


A reconciliation of the statutory federal income tax rate with the effective tax rate reported in the financial statements follows:

YEAR ENDED
DECEMBER 31,             2001       2000      1999
                        ------     ------    ------
Statutory federal
  Income tax rate       34.0%       34.0%     34.0%
Effect on tax rate
  Resulting from
  State and foreign
  income taxes,
  net of federal
  tax benefit            7.4%      (17.0%)    (0.4%)

Tax effect of
  change
  in valuation
  allowance            (7.4%)      (26.5%)   (71.9%)
Expiration of
  tax credits           6.1%        22.0%      8.2%
  Other                 0.8%        16.0%      7.3%
                       ----        -----     -----
Effective tax rate     40.9%        28.5%    (22.8%)
                       ====        =====     =====


The Company records its deferred taxes on a tax jurisdiction basis and classifies those net amounts as current or noncurrent based on the balance sheet classifications.

Deferred tax assets are comprised of the following:


DECEMBER 31,              2001        2000         1999
                        --------    --------     --------
Allowance for
  doubtful accounts     $188,600    $157,400     $148,800
Accrued expenses         133,400     135,500      121,400
Loss carry forwards      503,800     549,300      595,700
Tax credits                           11,500       29,600
Other                    (11,000)     22,100       26,900
                        --------    --------     --------
                         814,800     875,800      922,400
Deferred tax asset
  valuation
  allowance                          (11,500)     (29,600)
                        --------    --------     --------
Total deferred
taxes, net              $814,800    $864,300     $892,800
                        ========    ========     ========

At December 31, 2001, the Company had unused federal net operating loss carry forwards of approximately $1,470,000 and Florida loss carry forwards of approximately $109,300. The net operating losses expire in varying amounts until 2010. The Company believes that the "total deferred taxes, net" in the amount of $814,800 are more likely than not to be realized.

8)   TRANSACTIONS WITH RELATED PARTIES

At December 31, 1998, $600,000 in principal amount of the Company's subordinated notes was held by Mr. Freeman A. Ford, an officer, director, and major shareholder of the Company, and his immediate family members. These notes were paid off in September 1999.

During January 2002, Mr. Ford and his wife, Dianna V. Ford, acquired $150,000 in principal amount of the Company's subordinated notes (see Note 4).

9)   EMPLOYEE BENEFIT PLANS

The Company has a 401(k) retirement savings plan for all eligible employees who have completed one year of service. Eligible employees have the option to contribute up to 15% of their eligible salary. The Company contributes an amount equal to 50% of the employee contribution, up to a maximum of $750 per employee per year.

10)  LEASE COMMITMENTS

Rental expense, relating primarily to a lease for the Company's former office and manufacturing facility, amounted to $51,600 in 2001, $275,700 in 2000, and $417,100 in 1999. At December 31, 2001, minimum annual lease commitments under non-cancelable leases, primarily for the Company's facility in Tampa, Florida, were as follows:

                2002       69,700
                2003       66,500
                2004       53,000
                2005       50,900
               -----     --------
               Total     $240,100
               =====     ========


The Company terminated its lease for its Redwood City office and manufacturing facility as of August 31, 2000. Total credits realized as a result of lease termination agreements amounted to $1,040,000.

11)  NET INCOME PER SHARE

Basic earnings per share were calculated as follows:


YEARS ENDED DECEMBER 31,                        2001           2000              1999
                                            ----------      ----------        ----------
Net income (loss)                           $   91,500      $  (60,200)       $  241,000
Average common shares outstanding            3,851,845       3,711,566         3,303,311
                                            ----------      ----------        ----------
Earnings per share                               $0.02          $(0.02)            $0.07
                                            ==========      ==========        ==========


Diluted earnings per share are calculated by dividing net income by the weighted average number of shares issued and outstanding.

Diluted earnings per share were calculated as follows:

YEAR ENDED DECEMBER 31,          2001       2000        1999
                             ----------  ----------   ----------
Adjusted net
  income (loss)              $   91,500  $  (60,200)  $  241,000
Average
  common shares
  outstanding                 3,851,845   3,711,566    3,303,311

Add: Exercise
  of options reduced
  by the number of
  shares purchased
  with proceeds                 123,397         N/A      271,523

Add: Exercise of
  warrants reduced
  by the number
  of shares
  purchased
  with proceeds                  57,455         N/A       87,039

Add: Expense of
  warrants attached
  to debt reduced
  by the number of
  shares purchased
  with proceeds                     N/A         N/A      438,158

Adjusted weighted
  average shares
  outstanding                 4,032,697   3,711,566    4,100,032

Earnings per
  common share
  assuming full
  dilution                         0.02       (0.02)        0.06

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

PRODUCT LINE          2001        2000         1999
                  -----------  -----------  -----------
Net Sales
   Pool Products   $9,071,200   $7,580,600  $ 6,370,000

  Thermal Energy    3,029,100    3,900,900    4,251,700
   Storage        -----------  -----------  -----------
                  $12,100,300  $11,481,500  $10,621,700
                  ===========  ===========  ===========


Geographic information for revenues and long-lived assets for the year ended December 31, 2001, 2000, and 1999 are as follows:

                      2001         2000        1999
                    ----------  ----------  ----------
Net Sales
Domestic            $9,862,700  $8,416,500  $7,841,500
Foreign
     Japan           1,128,300   2,218,500   1,876,600
     Other           1,109,300     846,500     903,600
                   -----------  ----------- -----------
                   $12,100,300  $11,481,500 $10,621,700
                   ===========  =========== ===========
Long-lived assets
Domestic            $6,110,900  $5,344,000    $922,400
                   ===========  =========== ===========


For fiscal 2001, the Company had no single customer who accounted for 10% or more of sales. For fiscal 2000, the Company had two major customers who individually accounted for 19.3% and 10.4% of sales, respectively. For fiscal 1999, the Company had one major customer who individually accounted for 17.7% of sales.

CONCENTRATION OF CREDIT RISK: Most of the Company's business activity is with customers located in California, Florida, and foreign countries. As of December 31, 2001, unsecured trade accounts receivable from customers in California, Florida, and foreign countries were $540,400, $1,177,300 and $203,200 respectively.

For fiscal year 2001, the Company had two major customers who individually accounted for 10% or more of Accounts Receivable totaling $230,400 and $276,400.

The Company had a bank balance in excess of the $100,000 federally insured limit in the amount of $92,800 at December 31, 2001.

REPORT OF INDEPENDENT AUDITORS


                                [BPM LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of FAFCO, Inc.

We have audited the accompanying consolidated balance sheets of FAFCO, Inc. (a California corporation) and its subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material reinstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FAFCO, Inc. and its subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ BURR, PILGER & MAYER, LLP
----------------------------------------

San Francisco, California
March 8, 2002

FIVE-YEAR SUMMARY OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)

YEAR ENDED DECEMBER 31,      2001        2000         1999         1998         1997
                           --------    --------     --------     --------     --------
Net sales                  $ 12,100    $ 11,482     $ 10,622     $ 11,236     $ 10,552

Income (loss) before
income taxes               $    155    $    (41)    $    196     $    734     $    889

Provision for (benefit
from) income taxes         $     63    $     19     $    (45)    $   (107)    $     23

Net income (loss)          $     92    $    (60)    $    241     $    841     $    866

Basic net income (loss)
per share                  $   0.02    $  (0.02)    $   0.07     $   0.25     $   0.26

Diluted net income
(loss) per share           $   0.02    $  (0.02)    $   0.06     $   0.20     $   0.22


AT DECEMBER 31,            2001       2000      1999       1998       1997
                         -------    -------    -------    -------    -------
Working capital          $   354    $   756    $ 1,487    $ 2,637    $ 2,007

Total assets              10,056      9,656      4,987      5,377      4,437

Long-term obligations      3,808      3,625         17        957        980

Shareholders' equity       3,229      3,133      3,127      2,886      2,042


COMMON STOCK DATA

FAFCO, Inc. Common Stock is traded on the over-the-counter market but is not listed on an exchange or quoted on any automated quotation system. The high and low closing bid quotations for each quarter during 2001 and 2000 were as follows:

QUARTER ENDED                   MARCH 31              JUNE 30             SEPTEMBER 30            DECEMBER 31
                                --------              -------             ------------            -----------
2000 High                        $0.25                 $0.25                  $0.25                  $0.35
2000 Low                         $0.25                 $0.25                  $0.25                  $0.25
2001 High                        $0.25                 $0.50                  $0.70                  $0.55
2001 Low                         $0.05                 $0.05                  $0.35                  $0.30


The National Quotation Bureau provided the quotations above. All quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions. At February 20, 2002, the Company had 660 shareholders of record. The Company has never paid dividends on its Common Stock, has no plans to do so in the foreseeable future and is prohibited from so doing under it's bank credit line covenants.

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

2001 COMPARED WITH 2000

Net sales for 2001 increased by 5.4% to $12,100,300 from $11,481,500 in 2000 due mainly to increased unit sales of pool products partially offset by decreased sales of the Company's IceStor products.

Net sales of the Company's pool products were 19.7% higher in 2001 than in 2000 due mainly to increased unit sales. IceStor product sales were 22.3% lower in 2001 than in 2000 due to softness in the domestic market along with a decrease in international sales to Japan and Taiwan offset in part by increased sales to Korea. Pool product sales amounted to 75% of net sales in 2001 compared to 66% of net sales in 2000. IceStor sales amounted to 25% of net sales in 2001 compared to 34% in 2000.

Cost of goods sold decreased to $7,146,300 (59.1% of net sales) in 2001 from $7,380,500 (64.3% of net sales) in 2000. This decrease was due primarily to increased sales of the Company's higher margin pool products along with decreased sales of the lower margin IceStor products, combined with increased efficiencies realized as a result of the Company's relocation from Redwood City to Chico, California.

Marketing and selling expenses increased to $2,371,900 (19.6% of net sales) in 2001 from $2,162,200 (18.8% of net sales) in 2000. These increases were due primarily to increased costs associated with the Company's office in Tampa, Florida combined with increased personnel costs.

General and administrative expenses were stable at $1,782,000 (14.7% of net sales) in 2001 and $1,786,500 (15.6% of net sales) in 2000.

Research and development expenses decreased from $239,400 (2.0% of net sales) in 2001 from $294,500 (2.6% of net sales) in 2000.

Net interest expense increased to $438,200 (3.6% of net sales) in 2001 from $93,200 (0.8% of net sales) in 2000. This increase was due to increased bank borrowing (primarily attributable to the Company's mortgage) during 2001, offset slightly by decreased borrowing costs.

Other income (net) includes $102,500 in grant income from the California Energy Commission related to an energy efficiency program in which the Company participated.

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

In 2000 and 2001, sales and net income experienced their typical seasonality.

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

The Company's relocation expense for the year 2000 amounted to $832,900 (7.2% of net sales). This expense was offset by lease termination credits in the amount of $1,040,000, resulting in a net gain of $202,100.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position increased from $10,100 at 2000 fiscal year end to $121,200 at 2001 fiscal year end, principally due to increased cash receipts during late December.

At December 31, 2001, the Company's net accounts receivable had decreased to $1,620,500 from $1,969,400 at December 31, 2000. This decrease was due primarily to increased collections, partially offset by increased sales.

At December 31, 2001, the Company's accounts payable and other accrued expenses had decreased to $1,357,700 from $1,744,700 at December 31, 2000. This decrease was due primarily to a decrease in accrued liabilities, primarily construction costs, utilities and in-transit inventory, offset in part by an increase to accounts payable.

At December 31, 2001 the Company's inventories remained constant at $1,171,800 relative to $1,225,900 at December 31, 2000.

At December 31, 2001, net property, plant and equipment had increased to $6,110,900 from $5,344,000 at December 31, 2000. This increase was due primarily to completion of the Company's new office and manufacturing facility along with construction of new production equipment developed to improve processes and products.

The Company had a deferred tax asset, net of valuation allowance, at year-end of $814,800 in 2001 and $864,300 in 2000. The Company believes that it is more likely than not that this asset will be fully realized. This belief is based upon the Company's history of profitable operations with the exception of fiscal year 2000. However, there can be no assurance that the Company will continue profitability or, if it does, that profits will be sufficient to utilize the net deferred asset.

At December 31, 2001, the Company's current ratio was 1.12 compared with 1.26 at December 31, 2000 and working capital decreased over the same period to $353,500 from $755,500. Total assets exceeded total liabilities by $3,229,200 at December 31, 2001 compared with $3,132,600 at December 31, 2000.

The Company believes that its cash flow from operations, together with bank borrowings and the issuance of $500,000 in convertible subordinated notes as discussed in Note 4, will be sufficient to support operations during the next twelve months. The foregoing statement of how long the Company's capital resources are expected to last is a forward-looking statement involving risks and uncertainties, including the amount of the Company's sales and the ability of the Company to control its operating expenses. If sales decline from current levels additional debt or equity financing may be required. There can be no assurance that financing, if required, would be available on favorable terms or at all or that such financing would not significantly dilute the ownership interests and rights of existing shareholders. The Company has a line of credit, of which $768,700 had been utilized and $231,300 remained available under the formula applied to net accounts receivable at December 31, 2001. This line of credit expires on August 10, 2002.

In addition to the line of credit, the Company has a 36-month term loan facility in the amount of $445,000, bearing interest at prime plus 1.5%. At December 31, 2001, the Company had an outstanding balance of $223,300 on this loan facility.

The Company also has a 60-month term loan facility available in the amount of $500,000 bearing interest at prime plus 1.5%. At December 31, 2001, the Company had outstanding balance of $453,700 on this loan facility.

The Company has outstanding promissory notes with an aggregate principal amount of $500,000 ("the Notes"). The principal amount of the Notes is due and payable in January 2005. Interest is payable quarterly at a rate of 10% per annum, increasing to 12% per annum starting in January 2003. In addition, at December 31, 2001, the Company owed an aggregate of $4,823,500 under various bank credit facilities. Payments due under these credit facilities are as follows:

                      TOTAL
                     AMOUNTS
                    COMMITTED            AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                    ---------    ---------------------------------------------------------
                                 Less than year   1-3 years   Over 4 years    Over 5 years
                                 --------------   ---------   ------------    ------------
Line of credit        $768,700        $768,700
Bank term loans        677,000         244,800     $380,300       $51,900
Mortgage             3,377,800          37,800       93,900        78,000        3,168,100
                    ----------      ----------     --------       -------       ----------
Total               $4,823,500      $1,051,300      $474,200      $129,900      $3,168,100
                    ==========      ==========      ========      ========      ==========


The bank may accelerate payment of the amount owed if we fail to meet financial and other covenants set forth in the loan agreements.

FACTORS AFFECTING FUTURE RESULTS

U.S. Economics Conditions: A protracted U.S. recession would adversely impact new housing and commercial construction in our largest market, which in turn would cause us to miss our revenue growth goals.

Asian Economic Conditions: Sales in these Asian countries account for virtually all our international sales, and contribute a significant portion of our overall revenues. In the event that these economics experience declining growth or accelerated contraction in 2002, our sales in this region will be adversely impacted.

Growth of U.S. Thermal Energy Storage (TES) Market: Our ability to increase sales of our thermal energy storage products is dependent on growth in the overall market because opportunities for market share growth are limited. An extended recession in the general economy, a general decline in construction of commercial properties or a decline in energy prices would all adversely affect demand for thermal energy storage systems.

Growth of California TES Market: California is our single largest domestic market and the single largest potential source of increased revenues in 2002. A substantial abatement of the energy crisis in California or a further worsening of economic conditions in California would adversely impact projected demand for our products.

Destabilizing Incidents: Additional destabilizing events such as terrorist attacks or overseas conflicts, if they occur, could disrupt our supply chain, increase our materials costs, reduce demand for our products, and otherwise negatively impact our operating results.

Materials Prices: Raw materials including resins account for a major portion of our cost of sales. Any increase in these prices because of supply shortages or otherwise would reduce our operating margins and adversely impact our profitability.

Export sales are subject to certain controls and restrictions, including tariffs and import duties and are subject to certain risks, including changing regulatory requirements of foreign jurisdictions and transportation delays and interruptions. However, the Company has not experienced any material difficulties in the past relating to such limitations.

NOTES

CORPORATE DIRECTORY AND INFORMATION


BOARD OF DIRECTORS

    Freeman A. Ford
    Chairman of the Board, President, and
    Chief Executive Officer
    FAFCO, Inc.

    William A. Berry*
    Senior Vice President and
    Chief Financial Officer
    Electric Power Research Institute
          a private, nonprofit, research organization doing collaborative research for the electricity industry

    William F. Chisholm
    Partner
    Symphony Technology Group
        a venture capital firm

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

    FAFCO, Inc.
    435 Otterson Drive
    Chico, California 95928

ANNUAL SHAREHOLDERS' MEETING

    The Annual Shareholders' Meeting will be held on June 7, 2002 at:

        FAFCO, Inc.
        435 Otterson Drive
        Chico, California 95928
        Telephone:  (530) 332-2100